Form 20-F
period 2023-03-31
Medicenna Therapeutics Corp.
filed 2023-06-27
CIK 1807983

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended             March 31, 2023

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

Telephone: 416-648-5555

E-mail: ewilliams@medicenna.com

2 Bloor St. W., 7th Floor, Toronto, Ontario M4W 3E2

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	MDNA	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 69,637,469

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes     ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes     ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large accelerated filer  ☐                                  Accelerated filer   ☐                                             Non-accelerated filer ☒

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes     ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☒ Yes         ☐ No

TABLE OF CONTENTS

i

GENERAL MATTERS

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Medicenna” refer to Medicenna Therapeutics Corp. and its subsidiaries.

Unless otherwise indicated, financial information in this Annual Report on Form 20-F (this “Annual Report”) has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted herein, all references to “$,” “C$,” “Canadian dollars,” or “dollars” are to the currency of Canada and “US$,” “United States dollars,” or “U.S. dollars” are to the currency of the United States.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and as such, we have elected to comply with certain reduced U.S. public company reporting requirements.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “will, ” “seek,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature and are based on certain of the assumptions noted below:

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

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, those factors identified under the Risk Factors listed below in Item 3.D. of this Annual Report.  Furthermore, unless otherwise stated, the forward-looking statements contained in this Annual Report are made as of the date hereof, and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, changes or otherwise, except as required by law.

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

“cGMP” means Good Manufacturing Practices;

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

“EMA” means European Medicines Agency;

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

“Nasdaq” means the Nasdaq Capital Market;

“Nasdaq Rules” means the rules of the Nasdaq Capital Market;

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

Risks Related to the Company’s Business, Industry, and Financial Position

The Company has no sources of product revenue and there is uncertainty regarding its ability to maintain operations and research and development without sufficient funding.

The Company has no sources of product revenue and cannot predict when or if it will generate product revenue. The Company’s ability to generate product revenue and ultimately become profitable depends upon its ability, alone or with partners, to successfully develop the product candidates, obtain regulatory approval, and commercialize products, including any of the current product candidates, or other product candidates that may be developed, in-licensed or acquired in the future. The Company does not anticipate generating revenue from the sale of products for the foreseeable future. The Company expects research and development expenses to increase in connection with ongoing activities, particularly as MDNA11 is advanced from the dose escalation portion of the Phase 1/2 ABILITY Study into the Phase 2 dose expansion cohorts as well as advancing a lead BiSKIT candidate into IND enabling studies.

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

The Company can potentially seek additional funding through corporate collaborations and licensing arrangements, through public or private equity or debt financing, or through other transactions. However, if clinical trial results are neutral or unfavorable, or if capital market conditions in general, or with respect to life sciences companies such as Medicenna, are unfavorable, the Company’s ability to obtain significant additional funding on acceptable terms, if at all, will be negatively affected. Additional financing that it may pursue may involve the sale of the Common Shares or financial instruments that are exchangeable for, or convertible into, the Common Shares, which could result in significant dilution to its shareholders. If sufficient capital is not available, the Company may be required to delay the implementation of its business strategy, which could have a material adverse effect on its business, financial condition, prospects or results of operations.

The Company will need substantial additional funding which may not be available on terms acceptable to the Company or at all. If the Company is unable to raise capital when needed, the Company would be forced to delay, reduce, terminate or eliminate product development programs.

The Company expects research and development expenses to increase in connection with ongoing activities, particularly as MDNA11 is advanced into the Phase 2 portion of the Phase 1/2 ABILITY Study as well as advancing a lead BiSKIT candidate into IND enabling studies. In addition, if the Company obtains regulatory approval for any of its product candidates, the Company expects to incur significant commercialization expenses for product sales, marketing, manufacturing and distribution. Furthermore, the Company will need to obtain additional funding in connection with continuing operations. If the Company is unable to raise capital when needed or on attractive terms, the Company could be forced to delay, reduce, terminate or eliminate its product development programs, potentially including the ongoing Phase 1/2 ABILITY Study.

As of March 31, 2023, the Company had cash and cash equivalents of $33.6 million.

Developing pharmaceutical products, which includes manufacturing, quality control, conducting preclinical studies and clinical trials, is expensive. Our operations have consumed significant amounts of cash since inception. As we continue to advance MDNA11 or future product candidates into clinical trials and launch and commercialize any product candidates for which we receive regulatory approval, we expect research and clinical development expenses, as well as selling, general and administrative expenses to increase substantially. In connection with our ongoing activities, we believe that our existing cash and cash equivalents will be sufficient to fund our operating requirements through calendar Q3 2024. However, circumstances may cause us to consume capital more rapidly than we anticipate. We will require additional capital for the further development and potential commercialization of future product candidates.

We have incurred significant losses in every quarter since our inception and anticipate that we will continue to incur significant losses in the future.

Investment in a biotechnology company is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval or become commercially viable. We have not generated any revenue from product sales to date, and all of our product candidates are in early clinical or preclinical development. We continue to incur significant expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in every reporting period since our inception. We expect to continue to incur significant expenses and operating losses for the foreseeable future as we seek to identify, acquire and conduct research and development of future product candidates, and potentially begin to commercialize any future products that may achieve regulatory approval. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our financial condition. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. Our prior losses and expected future losses have had, and will continue to have, an adverse effect on our financial condition. If any of our future product candidates fail in clinical trials or do not gain regulatory approval, or if approved, fail to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

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

We are in the early stages of development efforts for MDNA11 and our BiSKIT platform. We have no products on the market and all of our product candidates, with the exception of bizaxofusp which is not in active development by the Company, are still in early clinical, preclinical or drug discovery stages, and we may not ever obtain regulatory approval for any of our product candidates. We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA. Before obtaining regulatory approval for the commercial distribution of our product candidates, we or an existing or future collaborator must conduct extensive preclinical tests and clinical trials to demonstrate the safety and efficacy in humans of our product candidates. Additionally, our BiSKIT platform is in earlier stages of discovery and preclinical development and may never advance to clinical-stage development. If we do not receive marketing approvals and successfully commercialize our product candidates, if approved, we may not be able to continue our operations.

The success of the Company’s product candidates will depend on several factors, including the following:

●	securing additional funding to continue development;

●	successful completion of preclinical studies and clinical trials;

●	demonstrating a superior product profile compared with competitors;

●	receipt of marketing approvals from the FDA, Health Canada and similar regulatory authorities outside the United States and Canada;

●	establishing commercial manufacturing capabilities by identifying and securing arrangements with third party manufacturers for the product candidates;

●	maintaining patent and trade secret protection and regulatory exclusivity for the product candidates;

●	launching commercial sales of the product candidates, if and when approved, whether alone or in collaboration with others;

●	acceptance of the products, if and when approved, by patients, the medical community and third party payers;

●	effectively competing with other therapies; and

●	a continued acceptable safety profile of the products following approval.

If the Company does not achieve one or more of these factors in a timely manner or at all, the Company could experience significant delays or an inability to successfully commercialize its product candidates, if approved, which would materially harm its business.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, results of earlier studies and trials may not be predictive of future trial results, and the Company’s product candidates may not have favorable results in later trials or in the commercial setting.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials may not be predictive of the results of later-stage clinical trials. In the case of bizaxofusp, the promising results seen in the Phase 2b clinical study may not be replicated in a randomized, controlled Phase 3 clinical study. Success in preclinical or animal studies and early clinical trials does not ensure that later large-scale efficacy trials will be successful nor does it predict final results. This is applicable to MDNA11 as the promising preclinical data may not be replicated in the Phase 1/2 ABILITY Study. Favorable results in early trials may not be repeated in later trials. There is no assurance the FDA, the EMA or other similar government bodies will view the results as the Company does or that any future trials of its product candidates for other indications will achieve positive results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials.

The Company will be required to demonstrate through larger-scale clinical trials that any product candidate is safe and effective before it can seek regulatory approvals for commercial sale of its product. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical and post-approval trials. If bizaxofusp, MDNA11 and other product candidates fail to demonstrate sufficient safety and efficacy in future clinical trials, the Company’s operations and financial condition will be adversely impacted.

The Company may not achieve its publicly announced milestones according to schedule, or at all.

From time to time, the Company may announce the timing of certain events expected to occur, such as the anticipated timing of results from clinical trials. These statements are forward-looking and are based on the best estimates of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. The timing of events such as initiation or completion of a clinical trial, filing of an application to obtain regulatory approval or announcement of additional clinical trials for a product candidate may ultimately vary from what is publicly disclosed. These variations in timing may occur as a result of different events, including the ability to recruit patients in a clinical trial in a timely manner, the nature of results obtained during a clinical trial or during a research phase, problems with a contract development and manufacturing organizations (“CDMO”)  or a contract research organization (“CRO”), or any other event having the effect of delaying the publicly announced timeline. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of previously announced milestones could have a material adverse effect on the business plan, financial condition or operating results and the trading price of the Common Shares.

If the Company’s competitors develop and market products that are more effective than the Company’s existing product candidates or any future product candidates it may develop, or if they obtain marketing approval before it does, the Company’s products may be rendered obsolete or uncompetitive.

Competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Many of the Company’s competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than the Company does. Our future success depends in part on our ability to maintain a competitive position, including our ability or the ability of our partners to further progress bizaxofusp, MDNA11 and our BiSKIT platform through the necessary preclinical and clinical trials towards regulatory approval for sale and commercialization. MDNA11 is in a particularly competitive space and the need to differentiate the program clinically is important to its future success. Other companies may succeed in commercializing their products earlier than we are able to commercialize our product candidates, if approved, or they may succeed in developing products that are more effective than our product candidates, if approved. While the Company will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that developments by others will not render its product candidates, if approved, non-competitive or that the Company or its licensors will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than the Company’s product candidates and may be more effective or less costly than its product candidates. In addition, other forms of medical treatment may offer competition to the product candidates, if approved. The success of the Company’s competitors and their products and technologies relative to its technological capabilities and competitiveness could have a material adverse effect on the future preclinical and clinical trials of its product candidates, including its ability to obtain the necessary regulatory approvals for the conduct of such trials.

The Company may not be able to secure a partnership for bizaxofusp which would halt future development.

The Company is seeking a partner to continue the clinical development and commercialization of bizaxofusp.  The Company does not have the financial resources to complete the necessary development work internally and should it not be able to secure a partnership, further development of bizaxofusp may not continue.

The Company is subject to extensive government regulation that will increase the cost and uncertainty associated with gaining regulatory approval of its product candidates.

Securing regulatory approval for the manufacture and sale of human therapeutic products in the United States, Canada and other markets is a long and costly process that is controlled by that particular country’s national regulatory agency. Approval in the United States, Canada or Europe does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country. Other national regulatory agencies may have similar regulatory approval processes, but each is different.

Prior to obtaining regulatory approval to market a drug product, every national regulatory agency has a variety of statutes and regulations which govern the principal development activities. These laws require controlled research and testing of product candidates, government review and approval of a submission containing preclinical and clinical data establishing the safety and efficacy of the product candidate for each use sought, approval of manufacturing facilities including adherence to cGMP during production and storage and control of marketing activities, including advertising and labelling. There can be no assurance that MDNA11 or bizaxofusp will be approved or successfully commercialized, if approved, in any given country. There can be no assurance that the Company’s product candidates will prove to be safe and effective in clinical trials under the standards of the regulations in the various jurisdictions or receive applicable regulatory approvals from applicable regulatory bodies.

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

The Company faces the risk of product liability claims, which could exceed its insurance coverage and cause product recalls, each of which could deplete cash resources.

The Company is exposed to the risk of product liability claims alleging that use of its product candidates MDNA11, bizaxofusp, and in the future, the BiSKIT platform, caused an injury or harm. These claims may arise at any point in the development, testing, manufacture, marketing or sale of product candidates and may be made directly by patients involved in clinical trials of product candidates, by consumers or healthcare providers or by individuals, organizations or companies selling the product candidates, if approved. Product liability claims can be expensive to defend, even if the product or product candidate did not actually cause the alleged injury or harm.

Insurance covering product liability claims becomes increasingly expensive as a product candidate moves through the development pipeline to commercialization. Currently the Company maintains clinical trial liability insurance coverage of US$5 million. However, there can be no assurance that such insurance coverage is or will continue to be adequate or available at a cost acceptable to the Company or at all. The Company may choose or find it necessary under its collaborative agreements to increase the insurance coverage in the future, but may not be able to secure greater or broader product liability insurance coverage on acceptable terms or at reasonable costs when needed. Any liability for damages resulting from a product liability claim could exceed the amount of the coverage, require payment of a substantial monetary award from the Company’s cash resources and have a material adverse effect on the business, financial condition and results of operations. Moreover, a product recall, if required, could generate substantial negative publicity about the products and business, inhibit or prevent commercialization of other products and product candidates, if approved, or negatively impact existing or future collaborations.

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

If the Company experiences delays in the completion or termination of any clinical trial of its product candidates or any future product candidates, the commercial prospects of its product candidates will be harmed and its ability to generate product revenues from any of these product candidates, if approved, will be delayed. In addition, any delays in completing clinical trials will increase costs, slow down product candidate development and approval processes and may shorten any periods during which the Company may have the exclusive right to commercialize its product candidates, if approved, all of which may allow the Company’s competitors to bring products to market before it does. Delays may further jeopardize the Company’s ability to commence product sales, which will impair its ability to generate revenues and may harm the business, results of operations, financial condition and cash flows and future prospects. In addition, many of the factors that may cause a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of its product candidates or its future product candidates.

Even if any product candidates we develop receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, healthcare payers, and others in the medical community necessary for commercial success.

The commercial success of any of our product candidates, if approved, will depend upon its degree of market acceptance by physicians, patients, third party payers, and others in the medical community.  Even if any product candidates we may develop receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payers, and others in the medical community. The degree of market acceptance of any product candidates we may develop, if approved for commercial sale, will depend on a number of factors, including:

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

If any product candidates we develop and for which we receive marketing approval do not achieve an adequate level of acceptance by physicians, healthcare payers, patients and the medical community, we will not be able to generate significant revenue, and we may not become or remain profitable.  The failure of any of our product candidates, if approved, to find market acceptance would harm our business prospects.

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

The Company relies on third parties to supply ingredients and excipients for the manufacture and formulation of its product candidates, compatible syringes or infusion systems for drug administration, catheters required to deliver the product candidate to the brain as well as imaging software to accurately place catheters in the tumor (“Components”). Each of the suppliers of these Components in turn need to comply with applicable regulatory requirements. Any significant disruption in supplier relationships could harm the Company’s business. Any significant delay in the supply of a Component for an ongoing or future clinical study could considerably delay initiation or completion of a clinical trial, drug manufacturing, drug testing and regulatory approval of a product candidate or future product candidate. If the Company or its suppliers are unable to purchase these Components after regulatory approval has been obtained for the product candidates, or the suppliers decide not to manufacture these Components or provide support for any of the Components, clinical trials or the commercial launch of that product candidate, if approved, would be delayed or there would be a shortage in supply, which would impair the ability to generate revenues from the sale of the product candidates, if approved. It may take several years to establish an alternative source of supply for such Components and to have any such new source approved by the FDA and other regulatory agencies.

Preliminary and interim data from our clinical trials that we may announce or publish from time to time may change as patient data are further examined, audited or verified and more patient data become available.

From time to time, we may announce or publish preliminary or interim data from our clinical trials. Preliminary and interim data remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary or interim data. Preliminary and interim results of a clinical trial are not necessarily predictive of final results. There can be no assurance that favorable interim or preliminary data will result in favorable final data. Preliminary and interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues, patient data are further examined and reviewed, more patient data become available, and we prepare and issue our final clinical study report. As a result, preliminary and interim data should be viewed with caution until the final, complete data are available. Material adverse changes in the final data compared to the preliminary or interim data could significantly harm our business, prospects, financial condition and results of operations.

Biologics carry unique risks and uncertainties, which could have a negative impact on future results of operations.

The successful discovery, development, manufacturing and sale of biologics is a long, expensive and uncertain process. There are unique risks and uncertainties with biologics. For example, access to and supply of necessary biological materials, such as cell lines, may be limited and governmental regulations restrict access to and regulate the transport and use of such materials. In addition, the development, manufacturing and sale of biologics is subject to regulations that are often more complex and extensive than the regulations applicable to other pharmaceutical products. Manufacturing biologics, especially in large quantities, is often complex and may require the use of innovative technologies. Such manufacturing also requires facilities specifically designed and validated for this purpose and sophisticated quality assurance and quality control procedures. Biologics are also frequently costly to manufacture because production inputs are derived from living animal or plant material, and some biologics cannot be made synthetically. Failure to successfully discover, develop, manufacture and sell our biological candidates would adversely impact our business and future results of operations.

Bizaxofusp has been granted Fast Track designation by the FDA and we may seek Fast Track designation for one or more of our other drug or biologic candidates in the future. Even if we apply for Fast Track designation in the future, we might not receive such designation, and even if we do, such designation may not actually lead to a faster development or regulatory review or approval process, and further, such designation could be withdrawn by the FDA.

If a drug or biologic candidate is intended for the treatment of a serious condition and nonclinical or clinical data demonstrate the potential to address an unmet medical need for this condition, a product sponsor may request an FDA Fast Track designation from the FDA. If we seek Fast Track designation for a drug or biologic candidate, we may not receive it from the FDA. However, even if we receive Fast Track designation, Fast Track designation does not ensure that we will receive marketing approval or that approval will be granted within any particular time frame. We may not experience a faster development or regulatory review or approval process with Fast Track designation compared to conventional FDA procedures. In addition, the FDA may withdraw Fast Track designation if the designation is no longer supported by data from our clinical development program. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.

Even if we obtain regulatory approval for a product, we will remain subject to ongoing regulatory requirements. Maintaining compliance with ongoing regulatory requirements may result in significant additional expense to us, and any failure to maintain such compliance could subject us to penalties and cause our business to suffer.

If any of our drug or biologic candidates are approved, we will be subject to ongoing regulatory requirements with respect to manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing clinical trials and submission of safety, efficacy and other post-approval information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers’ facilities are required to continuously comply with FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations and corresponding foreign regulatory manufacturing requirements. As such, we and our CDMOs will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any BLA, NDA or other marketing authorization application.

Any regulatory approvals that we receive for our drug or biologic candidates may be subject to limitations on the approved indicated uses for which the drug or biologic candidate may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase IV clinical trials, and surveillance to monitor the safety and efficacy of the drug or biologic candidate. In addition, if the FDA or a comparable foreign regulatory authority approves any of our drug or biologic candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and record keeping for the products will be subject to extensive and ongoing regulatory requirements. Any new legislation addressing drug safety issues could result in delays in product development or commercialization, or increased costs to assure compliance.

We must also comply with requirements concerning advertising and promotion for any of our drug or biologic candidates for which we hope to obtain marketing approval. Promotional communications with respect to prescription drugs and biologics are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. If we are not able to comply with post-approval regulatory requirements, we could have marketing approval for any of our products withdrawn by regulatory authorities and our ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. Thus, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

In addition, later discovery of previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or failure to comply with applicable regulatory requirements may result in a variety of risks. For example, a regulatory agency or enforcement authority may, among other things:

●	impose restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

●	impose requirements to conduct post-marketing studies or clinical trials;

●	issue warning or untitled letters if the regulator is the FDA, or comparable notice of violations from foreign regulatory authorities;

●	issue consent decrees, injunctions or impose civil or criminal penalties;

●	require the payment of fines, restitution or disgorgement of profits or revenues;

●	suspend or withdraw regulatory approval;

●	suspend any of our ongoing clinical trials;

●	refuse to approve pending applications or supplements to approved applications submitted by us;

●	impose restrictions on our operations, including closing our or our CDMOs’ manufacturing or analytical testing facilities; or

●	require product seizure or detention, recalls or refuse to permit the import or export of products.

Any government investigation of alleged violations of law would require us to expend significant time and resources in response and could generate adverse publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to develop and commercialize our products and our value and our operating results would be adversely affected. In addition, regulatory authorities’ policies (such as those of the FDA or EMA) may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drug or biologic candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are otherwise not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

We currently have limited marketing and sales experience. If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our drug or biologic candidates, we may be unable to generate any revenue.

Although some of our employees may have marketed, launched and sold other pharmaceutical products in the past while employed at other companies, we have no experience selling and marketing our drug or biologic candidates, and we currently have no marketing or sales organization. To successfully commercialize any products that may result from our development programs, we will need to find one or more collaboration partners to commercialize our products or invest in and develop these capabilities, either on our own or with others, which would be expensive, difficult and time consuming. Any failure or delay in the timely development of our internal commercialization capabilities could adversely impact the potential for success of our products.

If commercialization collaboration partners do not commit sufficient resources to commercialize our future drugs or biologics, and if we are unable to develop the necessary marketing and sales capabilities on our own, we will be unable to generate sufficient product revenue to sustain or grow our business. We may be competing with companies that currently have extensive and well-funded marketing and sales operations, particularly in the markets our drug or biologic candidates are intended to address. Without appropriate capabilities, whether directly or through third-party collaboration partners, we may be unable to compete successfully against these more established companies.

Failure to obtain or maintain adequate reimbursement or insurance coverage for approved products, if any, could limit our ability to market those products and decrease our ability to generate revenue.

The pricing, coverage, and reimbursement of our approved drugs, if any, must be sufficient to support our commercial efforts and other development programs, and the availability and adequacy of coverage and reimbursement by third-party payors, including governmental and private insurers, are essential for most patients to be able to afford medical treatments. Sales of our approved drugs, if any, will depend substantially, both domestically and abroad, on the extent to which the costs of our approved drugs, if any, will be paid for or reimbursed by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or government payors and private payors. If coverage and reimbursement are not available, or are available only in limited amounts, we may have to subsidize or provide drugs for free or we may not be able to successfully commercialize our drugs.

In addition, there is significant uncertainty related to the insurance coverage and reimbursement for newly approved drugs. In the United States, the principal decisions about coverage and reimbursement for new drugs are typically made by the Centers for Medicare and Medicaid Services (“CMS”) an agency within the United States Department of Health and Human Services, as CMS decides whether and to what extent a new drug will be covered and reimbursed under Medicare. Private payors tend to follow the coverage reimbursement policies established by CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for novel drug or biologic candidates such as ours and what reimbursement codes our drug or biologic candidates may receive if approved. Moreover, Congress recently enacted and President Biden signed into law new authorities for CMS to negotiate drug prices annually for certain prescription drugs and biological products, subject to statutory criteria and a future selection process that is in the process of being developed by CMS. It is unclear how these forthcoming changes in the way that CMS does business with certain members of the biopharmaceutical industry may impact coverage or reimbursement decisions across the industry as a whole.

Outside the United States, international operations are generally subject to extensive governmental price controls and other price-restrictive regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of drugs. In many countries, the prices of drugs are subject to varying price control mechanisms as part of national health systems. Price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our drugs, if any. Accordingly, in markets outside the United States, the potential revenue may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and private payors in the United States and abroad to limit or reduce healthcare costs may result in restrictions on coverage and the level of reimbursement for new drugs and, as a result, they may not cover or provide adequate payment for our drugs, if any. We expect to experience pricing pressures in connection with drugs due to the increasing trend toward managed healthcare, including the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, and prescription drugs or biologics in particular, has and is expected to continue to increase in the future. As a result, profitability of our drugs, if any, may be more difficult to achieve even if any of them receive regulatory approval.

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

The Company has limited manufacturing experience and relies on CDMOs to manufacture MDNA11 and bizaxofusp for clinical trials and the BiSKIT Platform for preclinical development as well as for manufacturing, testing, filling, packaging, storing and shipping of its product candidates in compliance with cGMP, regulations applicable to its products. The FDA ensures the quality of drug products by carefully monitoring drug manufacturers’ compliance with cGMP regulations. The cGMP regulations for drugs contain minimum requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product.

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

Our reliance on third-party manufacturers also exposes us to the following additional risks:

●

we may be unable to identify manufacturers to manufacture our drug or biologic candidates on acceptable terms or at all, because the number of qualified potential manufacturers is limited. Following NDA or BLA approval, a change in the manufacturing site could require additional approval from the FDA. This approval would require new testing and compliance inspections;

●	our third-party manufacturers might be unable to timely formulate and manufacture our product or produce the quantity and quality required to meet our clinical and commercial needs, if any;

●

our future third-party manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our drug or biologic candidates;

●

if any third-party manufacturer makes improvements in the manufacturing process for our products, we may not own or be able to license, or we may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our drug or biologic candidates;

●

while we currently carry insurance in an amount and on terms and conditions that are customary for similarly situated companies and that are satisfactory to our board of directors, we and/or our third-party manufacturers may not have sufficient insurance coverage in the event of any inadvertent destruction of or loss of any drug substance by them, which could result in delays in production and/or our clinical trials and/or result in additional costs to us; and

●	our third-party manufacturers could breach or terminate their agreements with us.

Our employees, independent contractors, principal investigators, CROs, consultants or vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, principal investigators, CROs, consultants or vendors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates: FDA regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA; manufacturing standards; federal and state health care fraud and abuse laws and regulations; or laws that require the true, complete and accurate reporting of financial information or data. In addition, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and serious harm to our reputation.

It is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal health care programs, contractual damages, reputational harm, diminished potential profits and future earnings, and curtailment of our operations, any of which could adversely affect our business, financial condition, results of operations or prospects.

If the Company breaches any of the agreements under which it licenses rights to product candidates or technology from third parties, it can lose license rights that are important to its business. The Company’s current license agreements may not provide an adequate remedy for breach by the licensor.

The Company is seeking a partnership for bizaxofusp, developing MDNA11 and other earlier stage preclinical and discovery drug candidates pursuant to license agreements with NIH and Stanford (collectively, the “Licensors”). The Company is subject to a number of risks associated with its collaboration with the Licensors, including the risk that the Licensors may terminate a license agreement upon the occurrence of certain specified events. Each license agreement requires, among other things, that the Company makes certain payments and use reasonable commercial efforts to meet certain clinical and regulatory milestones. If the Company fails to comply with any of these obligations or otherwise breaches this or similar agreements, the Licensors or any future licensors may have the right to terminate the license in whole. The Company may also suffer the consequences of non-compliance or breaches by Licensors in connection with the license agreements. Such non-compliance or breaches by such third parties may in turn result in breaches or defaults under the Company’s agreements with other collaboration partners, and the Company may be found liable for damages or lose certain rights, including rights to develop and/or commercialize a product or product candidate, if approved. Loss of the Company’s rights to the licensed intellectual property or any similar license granted to it in the future, or the exclusivity rights provided therein, may harm the Company’s financial condition and operating results.

The Company is subject to the restrictions and conditions of the CPRIT agreement. Failure to comply with the CPRIT agreement may adversely affect the Company’s financial condition and results of operations.

The Company obtained a grant from CPRIT to fund a portion of its historical operations. If the Company is found to have used any grant proceeds for purposes other than intended, is in violation of the terms of the grant, or relocates its bizaxofusp related operations outside of the State of Texas, then the Company may be required to repay the grant proceeds received. A failure to maintain compliance with the grant, including maintaining a presence in the state of Texas for three years after the grant is complete, may require the Company to reimburse all or a portion of the CPRIT grant which may cause a halt or delay in ongoing operations, which may adversely affect the Company’s financial condition and operating results.

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

The Company’s future success and competitive position depends in part upon its ability to maintain its intellectual property portfolio. There can be no assurance that any patents will be issued on any existing or future patent applications. Even if such patents are issued, there can be no assurance that any patents issued or licensed to the Company will not be successfully challenged. The Company’s ability to establish and maintain a competitive position may require that it successfully prosecute claims against others who it believes are infringing its rights and successfully defend claims brought by others who believe that the Company is infringing their rights. In addition, enforcement of its patents in foreign jurisdictions will depend on the legal procedures in those jurisdictions. Even if the Company is successful in intellectual property litigation, the Company’s involvement in such litigation could have a material adverse effect on its ability to out-license any products that are the subject of such litigation and could result in significant expense, which could materially adversely affect the use or licensing of related intellectual property and divert the efforts of its valuable technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in its favor.

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

The market prices for securities of biotechnology companies, including ours, have historically been volatile. In the year ended March 31, 2023, our Common Shares traded on the TSX at a high of $2.38 and a low of $0.54 per share and on the Nasdaq at a high of US$1.88 and a low of US$0.40 per share. A number of factors could influence the volatility in the trading price of our Common Shares, including changes in the economy or in the financial markets, industry related developments, the results of product development and commercialization, changes in government regulations, and developments concerning proprietary rights, litigation and cash flow. Our quarterly losses may vary because of the timing of costs for clinical trials, manufacturing and preclinical studies. Also, the reporting of clinical data or the lack thereof, adverse safety events involving our products and public rumors about such events could cause our share price to decline or experience periods of volatility. Each of these factors could lead to increased volatility in the market price of our Common Shares. In addition, changes in the market prices of the securities of our competitors may also lead to fluctuations in the trading price of our Common Shares.

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

Failure to meet Nasdaq’s continued listing requirements could result in the delisting of our Common Shares, negatively impact the price of our Common Shares and negatively impact our ability to raise additional capital.

If we fail to satisfy the continued listing requirements of the Nasdaq Capital Market, such as corporate governance requirements or the minimum closing bid price requirement, the exchange may take steps to delist our Common Shares. Such a delisting would likely have a negative effect on the price of our Common Shares and would impair shareholders’ ability to sell or purchase our Common Shares when they wish to do so. In the event of a delisting notification, we anticipate that we would take actions seeking to restore our compliance with applicable exchange requirements, such as stabilize our market price, improve the liquidity of our Common Shares, prevent our Common Shares from dropping below such exchange’s minimum bid price requirement, or prevent future non-compliance with such exchange’s listing requirements.

On October 25, 2022, we received a letter from the Nasdaq Stock Market, LLC indicating that, for the last 30 consecutive business days, the bid price for our Common Shares had closed below the minimum $1.00 per share required for continued inclusion on the Nasdaq Capital Market under the Nasdaq Listing Rules. The notice had no effect on the listing or trading of our Common Shares.

Under Nasdaq Listing Rule 5810(c)(3)(A), if during the 180 calendar day period following the date of the notice, the closing bid price of our Common Shares is at or above $1.00 for a minimum of 10 consecutive business days, we would regain compliance with the minimum bid price requirement and our Common Shares would continue to be eligible for listing on the Nasdaq Capital Market, absent noncompliance with any other requirement for continued listing.

On April 25, 2023, we were granted an additional 180-day extension, to regain compliance with the minimum bid price requirement, which expires on October 23, 2023. If we are unable to meet the minimum closing bid price requirement under Nasdaq Listing Rule 5810(c)(3)(A) by then, Nasdaq will provide notice that our securities will be subject to delisting. At such time, we may appeal the delisting determination to a Nasdaq Hearings Panel (the “Panel”). The Company would remain listed pending the Panel’s decision.

We intend to monitor the closing bid price of our Common Shares and consider our available options if the closing bid price of our Common Shares remains below $1.00 per share, including effecting a reverse stock split. There can be no assurance that we will be able to regain compliance with the minimum bid price requirement during the additional 180-day compliance period with respect to the minimum bid price requirement, maintain compliance with the other listing requirements, or maintain the listing of our Common Shares on Nasdaq.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our Common Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover our company downgrade our Common Shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Common Shares could decrease, which might cause our share price and trading volume to decline.

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

Under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Company will be classified as a passive foreign investment company (“PFIC”) in respect of any taxable year in which either (i) 75% or more of its gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of its assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, if the Company directly or indirectly owns at least 25% by value of the shares of another corporation, the Company will be treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. PFIC status is a factual determination that needs to be made annually after the close of each taxable year, on the basis of the composition of the Company’s income, the relative value of its active and passive assets, and its market capitalization. For this purpose, the Company’s PFIC status depends in part on the application of complex rules, which may be subject to differing interpretations, relating to the classification of the Company’s income and assets. Based on the Company’s interpretation of the law, the Company’s recent financial statements, and taking into account expectations about the Company’s income, assets and activities, the Company believes that it may have been a PFIC for the taxable year ended March 31, 2023 and expects that it will be a PFIC for the current taxable year. The determination of whether the Company is a PFIC for the taxable year ended March 31, 2023 and the current taxable year will depend, in part, on whether the Company receives government grants (including certain grants similar to those previously awarded by CPRIT) during the taxable year ended March 31, 2024, and the Company’s determination of whether such grants (if received) constitute passive income for PFIC testing purposes. A separate determination must be made after the close of each taxable year as to whether the Company is a PFIC for that year, and as a result, its PFIC status may change from year to year.

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

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and related rules and regulations. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the United States Securities and Exchange Commission (the “SEC”), although it is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the Exchange Act.

The Company may lose foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company may, in the future, lose foreign private issuer status if a majority of its Common Shares are held in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of the Company’s directors or executive officers are U.S. citizens or residents; (ii) a majority of the Company’s assets are located in the United States; or (iii) the Company’s business is administered principally in the United States. The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a foreign private issuer.

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

The FCPA and the CFPOA, as well as any other applicable domestic or foreign anti-corruption or anti-bribery laws to which the Company is or may become subject, generally prohibit corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity and requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries.

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

Healthcare providers, physicians and payers play a primary role in the recommendation and prescription of any product candidates for which we may obtain marketing approval.  Our future arrangements with payers and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any product candidates for which we may obtain marketing approval.  Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payers, federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business.  Restrictions under applicable federal, state and foreign healthcare laws and regulations may affect our ability to operate and expose us to areas of risk, including:

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

●

federal civil and criminal false claims laws and civil monetary penalty laws, including the U.S. civil False Claims Act (which can be enforced through “qui tam,” or whistleblower actions, by private citizens on behalf of the federal government), which prohibit any person from, among other things, knowingly presenting, or causing to be presented to the federal government claims for payment that are false or fraudulent or knowingly making, using, or causing to be made or used, a false record or statement material to an obligation to pay money to the government or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the U.S. federal government;

●

The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payer (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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

●

the federal Physician Payments Sunshine Act and its implementing regulations, which require manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the U.S.  Department of Health and Human Services under the Open Payments Program, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain advanced non-physician healthcare practitioners (such as physician assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members, as well as other state and foreign laws regulating marketing activities;

●

U.S. federal laws that require pharmaceutical manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under federal health care programs;

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

Our actual or perceived failures to comply with applicable data protection laws and regulations, and the increasing use of social media, could lead to government enforcement actions, private litigation and/or adverse publicity and could negatively affect our operating results and business.

We are subject to data protection laws and regulations that address privacy and data security. The legislative and regulatory landscape for data protection continues to evolve, and in recent years there has been an increasing focus on privacy and data security issues. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws and federal and state consumer protection laws govern the collection, use, disclosure and protection of health-related and other personal information.

Failure to comply with data protection laws and regulations could result in government enforcement actions, which could include civil or criminal penalties, private litigation and/or adverse publicity and could negatively affect our operating results and business. Complying with the enhanced obligations imposed by applicable international and U.S. privacy laws and regulations may result in significant costs to our business and require us to amend certain of our business practices. Further, enforcement actions and investigations by regulatory authorities related to data security incidents and privacy violations continue to increase. The future enactment of more restrictive laws, rules or regulations and/or future enforcement actions or investigations could have a materially adverse impact on us through increased costs or restrictions on our businesses, and non-compliance could result in regulatory penalties and significant legal liability.

Additionally, despite our efforts to monitor evolving social media communication guidelines and comply with applicable rules, there is risk that the use of social media by us or our employees to communicate about our drug or biologic candidates or business may cause us to be found in violation of applicable requirements, including but not limited to FDA prohibitions on the promotion of unapproved medical products. In addition, our employees may knowingly or inadvertently make use of social media in ways that may not comply with our internal policies or other legal or contractual requirements, which may give rise to liability, lead to the loss of trade secrets or other intellectual property, or result in public exposure of personal information of our employees, clinical trial patients, future customers and others. Our potential patient population may also be active on social media and use these platforms to comment on the perceived effectiveness of, or adverse experiences with, our drug or biologic candidates. Negative posts or comments about us or our drug or biologic candidates on social media could seriously damage our reputation, brand image and goodwill.

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

Uncertainty remains regarding the severity, extent, and duration of the COVID-19 pandemic including the emergence of variant strains. While emergency measures and restrictions in response to the COVID-19 pandemic have been eased or, in certain cases, eliminated, resurgence in new COVID-19 cases, or the emergence and progression of new variants, may cause governmental authorities or companies to strengthen or re-introduce additional emergency measures and restrictions, which could materially adversely affect our business and continue to impact our operations and our employees, suppliers, partners, merchants and their customers. While we have implemented business continuity plans and taken additional steps and measures, the Company has been impacted by supply chain delays with respect to both the cGMP manufacturing and IND enabling studies and clinical trial enrollment timelines may be impacted by future waves of COVID-19. It is unknown whether and how the Company may further be affected if the pandemic persists for an extended period of time. Any other global health emergency or pandemic could raise similar issues and uncertainties. The Company’s operations could also be negatively affected by natural disasters including earthquakes, typhoons, floods and fires, the impact of which is unknown, but could have a material adverse effect on the Company’s operations.

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

In the future, the Company may acquire businesses or products or form strategic alliances and the Company may not realize the benefits of such acquisitions.

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

A material portion of the Company’s expenses and cash and cash equivalents are denominated in United States dollars. As a result, the Company is subject to foreign exchange risks relating to the relative value of the Canadian dollar as compared to the United States dollar. A decline in the Canadian dollar would result in an increase in the actual amount of its expenses and adversely impact financial performance. An increase in the Canadian dollar would result in a decrease in the Canadian value of our US dollar denominated cash and cash equivalents which would adversely impact our cash balance and financial performance.

The Company’s disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

The Company’s disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by the Company in reports it files or submits under applicable securities laws is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified under applicable securities laws. The Company believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making may be faulty, and that breakdowns may occur because of simple error or mistake. Additionally, controls may be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in the Company’s control system, misstatements or insufficient disclosures due to error or fraud may occur undetected.

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

Effective internal controls are necessary to provide reliable financial reports and prevent fraud. If there is a failure to maintain an effective system of internal controls, the Company might not be able to report financial results accurately or prevent fraud; and in that case, shareholders could lose confidence in the Company’s financial reporting, which would harm the business and could negatively impact the price of the Common Shares. While the Company believes that it will have sufficient personnel and review procedures to maintain an effective system of internal controls, no assurance can be provided that potential material weaknesses in internal controls could arise. Even if it is concluded that the internal controls over financial reporting provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”), because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm results of operations or cause a failure to meet future reporting obligations.

Our internal computer systems, or those used by our contractors or consultants or third parties on which we rely, may fail or suffer security breaches.

Despite the implementation of security measures, our internal computer systems, and those of the third parties on which we rely, are vulnerable to damage from cyber-attacks, computer viruses, malware, natural disasters, terrorism, war and telecommunication and electrical failures. The risk of a security breach or disruption, particularly through cyber-attacks, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions have increased. If such an event were to occur and cause interruptions in our operations or those of the third parties, it could result in a material disruption of our product development programs and our business operations. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. In some cases, data cannot be reproduced. Likewise, we rely on third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach results in a loss of or damage to our data, or inappropriate disclosure of confidential or proprietary information, we could incur significant liability and damage to our reputation and the further development and commercialization of our future product candidates could be delayed. Our insurance coverage may not be adequate to cover all the costs related to such breaches or attacks.

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

Our registered office is located at 2 Bloor St. W., 7th Floor, Toronto, Ontario M4W 3E2 and our telephone number is (416) 648-5555. Our agent for service of process in the United States is CT Corporation System, located at 218 Liberty Street, New York, New York 10005. Our website address is https://www.medicenna.com/. The information contained on, or that can be accessed through, our website is not a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

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

On August 24, 2020, Medicenna began trading on the Nasdaq under the symbol “MDNA”.

On March 30, 2021, the Company set up its wholly owned subsidiary Medicenna Australia PTY Ltd (Australia).

Property, Plant and Equipment

We currently utilize short-term (less than 1 year) office leases for our head office in Toronto, Ontario, Canada and our office in Houston, Texas. We do not have any leasehold improvements, office furniture or capitalized equipment. We do not own or lease any other office space, laboratory facilities, manufacturing facilities or equipment and do not have any current plans to construct or acquire any facilities.

Recent Developments

On April 17, 2023, we announced that new preclinical data characterizing the Interleukin 13 (IL-13) Superkines, MDNA132 and MDNA213 (an improved version of MDNA132) and a series of next generation IL-13 Superkine therapies, were presented at the AACR Annual Meeting which took place in Orlando, Florida. The AACR poster included data demonstrating that both MDNA132 and MDNA213 exhibit highly selective binding to the IL-13 decoy receptor (IL-13Rα2) and, in a murine model, selectively accumulate in the tumor microenvironment (TME) for several days.

On April 25, 2023, the Company received an extension notice (the “Extension Notice”) from Nasdaq granting the Company’s request for a 180-day extension to regain compliance with the minimum bid price requirement (“Minimum Bid Requirement”) of US$1.00 per share under the Nasdaq Listing Rule 5450(a)(1). The Company has until October 23, 2023 to meet the requirement. The Extension Notice had no immediate effect on the listing or trading of the Company’s Common Shares on Nasdaq, and the Company’s operations are not affected by the receipt of the Extension Notice.

Three Year History

Year ended March 31, 2021

On April 15, 2020, Medicenna announced the closing of the full over-allotment option to purchase an additional 1,693,548 Common Shares of Medicenna at a price of $3.10 per share, in connection with its public offering of Common Shares, which initially closed on March 17, 2020. The total gross proceeds arising from this financing were $40.25 million.

On May 29, 2020, Medicenna announced presentation of data from its Phase 2b trial of bizaxofusp at the virtual 2020 Annual Meeting of ASCO. The oral poster discussion focused on additional data supporting the clinical efficacy of bizaxofusp in patients with rGBM with a median survival and OS-12 in the high dose and IL4R high patient population (n = 32) was 15.8 months and 62% vs 7.0 months and 18%, respectively, when compared to the eligibility matched synthetic control arm (“SCA”), also known as the external control arm (“ECA”).

On May 29, 2020, Medicenna announced presentation of data on MDNA11, one of its candidates from the IL-2 Superkine program, at the virtual 2020 ASCO Annual Meeting. The poster presentation focused on encouraging data in NHP for MDNA11.

On August 24, 2020, the Company’s Common Shares began trading on the Nasdaq under the symbol “MDNA”.

On September 30, 2020, Dr. Jack Geltosky, an experienced pharmaceutical licensing executive with a strong research and development background, was elected to Medicenna’s board of directors.

On October 15, 2020, we announced positive outcomes following the End of Phase 2 (“EOP2”) meeting with the FDA. The FDA agreed that we could conduct an innovative open-label hybrid Phase 3 registration trial that allows use of a substantial number of patients (two-thirds) from a matched ECA to support regulatory approval of bizaxofusp for rGBM.

On October 26, 2020, we also announced a Late Breaking Abstract poster presentation at the 32nd ENA Symposium on Molecular Targets and Cancer Therapeutics. Amongst an all-comer population, a single treatment with bizaxofusp resulted in at least 100% increase in both 12-month progression free survival (“PFS-12”) (27% versus 2 to 10%) and 2-year survival (20% vs 5 to10%) when compared to what is achieved with approved therapies. In a subset of all-comer patients treated with transient low dose bevacizumab, to reduce steroid use, mOS was 21.8 months and OS-24 was 44%.

On November 4, 2020 Medicenna held a positive Scientific Advice Meeting for MDNA11 (similar to a pre-IND meeting) with the United Kingdom Medicines and Healthcare products Regulatory Agency (“MHRA”). MHRA confirmed that our plans for CMC, pre-clinical and Phase 1/2a clinical trial were appropriate for submission of an IMPD in calendar 2021 in order to commence first in human studies with MDNA11 in the UK.

On December 9, 2020, we presented at an oral session at the 2nd Annual Glioblastoma Drug Development Summit. The presentation included updated data from the MDNA55 Phase 2b clinical trial, as well as an overview of the planned MDNA55 Phase 3 registration trial.

On December 11, 2020, we hosted a KOL call on MDNA55 featuring presentations by KOLs who provided an overview on the current treatment landscape for rGBM, highlighted the results from the MDNA55 Phase 2b clinical trial and addressed the advantages of the hybrid Phase 3 design agreed by the FDA.

On December 30, 2020, we announced that we entered into a sales agreement with SVB Securities LLC (f/k/a SVB Leerink LLC) (“SVB”) acting as sales agent, pursuant to which the Company may, from time to time sell, through the ATM offering, such number of common shares as would have an aggregate offering price of up to US$25.0 million (the “ATM Facility”). We plan to use the net proceeds of the ATM offering for general corporate purposes including, but not limited to working capital expenditures, research and development expenditures, and clinical trial expenditures. During the fourth quarter of fiscal 2021, a total of 1,398,357 common shares were sold under the ATM Facility for total gross proceeds of US$5.8 million ($7.1 million). As at March 31, 2022, US$16 million ($20.5 million) remained available under the ATM Facility.

On March 25, 2021, Medicenna presented preclinical data from the Company’s Superkine platform programs at the virtual Cytokine-Based Cancer Immunotherapies Summit.

Year ended March 31, 2022

On April 12, 2021, Medicenna announced new preclinical data demonstrating the potentially potent immune modulatory effects of MDNA19-MDNA413, an IL-2/IL-13 dual specific cytokine derived from the Company’s BiSKITs™ platform.

On June 23, 2021, Medicenna announced submission of a clinical trial application to the Human Research Ethics Committee in Australia to initiate a Phase 1/2 ABILITY Study to assess the safety, PK, PD and anti-tumor activity of MDNA11 in patients with advanced solid tumors.

On September 14, 2021, Medicenna announced that the first patient was dosed in the MDNA11 Phase 1/2 ABILITY Study.

On September 20, 2021, Medicenna announced that the USPTO had issued U.S. Patent No. 11,117,943, titled “Superagonists and Antagonists of Interleukin-2.” The patent provides intellectual property (“IP”) protection for methods of treating a wide range of cancers specified in the claims with IL-2 variants such as MDNA11.

On September 23, 2021, Medicenna announced the election of John H. Sampson, MD, PhD, MBA, a world-renowned clinician-scientist, to its board of directors.

On October 27, 2021, Medicenna announced that the FDA had allowed the Company to expand the Phase 1/2 ABILITY Study at clinical trial sites in the United States, under an Investigational New Drug (“IND”) application.

On December 17, 2021, Medicenna announced that Health Canada had approved the expansion of the Phase 1/2 ABILITY Study to clinical trial sites in Canada.

On December 22, 2021, Medicenna announced preliminary data from the Phase 1/2 ABILITY Study, which were subsequently updated as described above.

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

On March 3, 2022, Medicenna announced the formation of its Clinical Advisory Board comprised of Paolo Ascierto, M.D., Lillian Siu, M.D., FRCPC, and Hussein Tawbi, M.D., PhD, and the appointment of Dr. Kapil Dhingra as a Strategic Advisor.

Year ended March 31, 2023

On April 8, 2022, Medicenna announced new preclinical data highlighting the potent anti-tumor efficacy of the next-generation BiSKIT, anti-PD1-MDNA109FEAA (now known as MDNA223), an anti-PD1 antibody fused to an IL-2 Superkine as well as on its long-acting dual IL-4/IL-13 super-antagonist, Fc-MDNA413, during poster sessions at the AACR Annual Meeting.

On May 2, 2022, Medicenna announced new clinical data from the third cohort of the Phase 1/2 ABILITY Study of MDNA11 and on May 11, 2022, Medicenna presented clinical data from the Phase 1/2 ABILITY Study during a poster presentation at the 9th Annual Frontiers in Cancer Immunotherapy Meeting, organized by the New York Academy of Sciences. These data were subsequently updated as described below.

On June 9, 2022, we announced that the USPTO had issued U.S. Patent No. 11,352,402 titled, “Interleukin-4 Receptor-Binding Fusion Proteins And Uses Thereof.” The patent provides IP protection for composition and methods of treating degenerative diseases via administration of a fusion protein comprising an IL-4 or IL-13 Superkine and an anti-apoptotic Bcl-2 family polypeptide. The patent’s term extends into at least 2038 without accounting for any potential extensions.

On July 12, 2022, the USPTO issued U.S. Patent No. 11,117,943, titled “Superagonists and Antagonists of Interleukin-2.” The patent provides IP protection for methods of treating leukemia using IL-2 muteins, such as MDNA209, that have an increased binding capacity for IL-2Rb and a decreased binding capacity for IL-2Rgc.

On July 27, 2022, Medicenna announced new clinical data on safety, PK, PD and anti-tumor activity from the Phase 1/2 ABILITY Study of MDNA11, which were presented at the Cytokine Based Drug Development Summit, held in Boston. These data were subsequently updated and are described below.

On August 11, 2022, we raised gross proceeds of US$20.0 million ($25.6 million) pursuant to an underwritten public offering of units, with each unit consisting of one Common Share and one Common Share purchase warrant. Each Common Share purchase warrant entitles the holder to purchase one Common Share at an exercise price of US$1.85 until expiration of the warrants on August 9, 2027.

On September 13, 2022, we entered into a Clinical Trial Collaboration and Supply Agreement (“CTCSA”) with Merck (known as MSD outside the United States and Canada) to evaluate MDNA11 in combination with KEYTRUDA® (pembrolizumab), an anti-PD-1 (programmed death receptor-1) therapy, in the ongoing Phase 1/2 ABILITY Study.

On September 22, 2022, Medicenna announced presentation of data demonstrating the anti-tumor activity of the MDNA223 and MDNA413. The data were featured in two separate poster presentations at the 10th Annual Meeting of the International Cytokine & Interferon Society, held in Big Island, Hawaii.

On September 28, 2022, Medicenna announced new clinical data on anti-tumor activity from the Phase 1/2 ABILITY study of MDNA11. These data were subsequently updated and are described below.

On November 10, 2022, the Company announced new safety, PK, and PD data from the first four dose escalation cohorts of the Phase 1/2 ABILITY Study of MDNA11. The data were featured in two posters presented at the Society for Immunotherapy of Cancer (“SITC”) 37th Annual Meeting held in Boston.

In December 2022, previously reported data from the Phase 1/2 ABILITY Study of MDNA11 were featured in an oral presentation at the 2022 Immunotherapy Bridge Conference.  The presentation, titled “Early Results of an IL-2 Superkine (MDNA11) from the Phase 1/2 ABILITY Study in Advanced Solid Tumors” was delivered by Arash Yavari, M.B.B.S., DPhil., M.R.C.P., Principal Investigator at the Radcliffe Department of Medicine, University of Oxford and Principal Clinical Advisor to Medicenna.

Additional updates on the anti-tumor efficacy of cohorts 1-4 were provided on March 30, 2023.

On January 5, 2023, Medicenna announced that the USPTO had issued U.S. Patent No. 11,542,312 titled “IL-2 Superagonists in Combination with Anti-PD-1.” The patent provides IP protection for methods of treating cancer with an IL-2 Superkine such as MDNA11 and a PD1 (for example, pembrolizumab), PDL1 or CTLA-4 checkpoint inhibitor in combination, as planned in the on-going ABILITY Study, or as a single agent (such as MDNA223) using our BiSKIT™ platform. The patent’s term extends into at least 2039, without accounting for any potential extensions.

In January 2023, the full results of a single-arm Phase 2b trial of bizaxofusp in patients with recurrent glioblastoma were published in the peer-reviewed journal Neuro-Oncology. Results showed the trial met its primary endpoint, with median overall survival (“mOS”) in the primary and supportive analysis populations exceeding the trial’s pre-defined success criteria and the mOS historically achieved with currently approved therapies.

On February 17, 2023, Medicenna announced that that it had entered into a sales agreement with Oppenheimer & Co. Inc,. acting as sales agent, pursuant to which the Company may, from time to time, sell through an ATM offering on the Nasdaq such number of Common Shares that would have an aggregate offering price of up to US$10 million under the ATM prospectus supplement. Medicenna will determine, in its sole discretion, the time, minimum price and maximum number of Common Shares to be sold under the ATM offering.

On March 15, 2023, we announced the publication of an abstract at the 2023 AACR Annual Meeting which described preclinical studies characterizing a long-acting version of MDNA132 and BiSKITs™, comprising MDNA132 fused to an IL-2 super-agonist or anti-PD1 antibody. MDNA132 is an IL-13 Superkine designed to enable targeted delivery of immunotherapies to the tumor microenvironment. MDNA132 exhibits high affinity and selectivity for the IL13Rα2, which is highly overexpressed in various tumors such as pancreatic, prostate, bladder, colorectal, breast and lung cancer but minimally expressed in healthy tissues.

On March 30, 3023, we announced updated data from the Phase 1/2 ABILITY Study. These data include the most recent antitumor activity data from the trial’s first four dose escalation cohorts and initial PK/PD data from the fifth dose escalation cohort.

Significant Acquisitions During Fiscal Year Ending March 31, 2023

Except as set forth herein, the Company has not completed any significant acquisitions for which disclosure would be required.

Additional Information

Additional information about us may be found on SEDAR at www.sedar.com. The SEC maintains an Internet site that contains reports and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, options to purchase securities and securities authorized for issuance under equity compensation plans, is contained in our Management Information Circular for our most recent annual meeting of shareholders. Additional information may also be found in our audited financial statements and related management’s discussion and analysis for our most recently completed financial year.

4.B.         Business Overview

Overview

Medicenna is an immunotherapy company developing novel, highly selective versions of interleukin-2 (“IL-2”), interleukin-4 (“IL-4”) and interleukin-13 (“IL-13”) tunable cytokines, called “Superkines”. These Superkines can be developed either on their own as short or long-acting therapeutics or fused with cell killing proteins to generate “Empowered Superkines” that precisely deliver potent payloads to cancer cells without harming adjacent healthy cells. Superkines can also be fused with a large variety of proteins, antibodies and even other Superkines to incorporate two synergistic therapeutic activities into one molecule, creating novel Bi-Functional SuperKine ImmunoTherapies referred to by Medicenna as “BiSKITs”™. Medicenna’s mission is to become the leader in the development and commercialization of Superkines, Empowered Superkines and BiSKITs™ for the treatment of a broad range of cancers and other diseases. The Company seeks to achieve its goals by drawing on its expertise, and that of world-class collaborators and advisors, to develop revolutionary medicines using evolutionary Superkines. Compared to naturally occurring cytokines – that bind to multiple receptors on many cell types – Superkines are engineered with unique selectivity toward specific receptor subtypes and defined target cell subsets to precisely activate or inhibit relevant signaling pathways or immune cells in order to improve therapeutic efficacy and safety.

Medicenna has built diverse platforms, each comprised of a pipeline of Superkine candidates in-licensed from Leland Stanford Junior University (“Stanford”). This includes the MDNA109 platform that consists of IL-2 agonists, IL-2 antagonists and partial agonists of IL-2. Additional assets from Stanford also include several super-agonists of IL-4 and IL-13 and dual IL-4/IL-13 antagonists. In addition, Medicenna has also independently developed therapeutic agents based on its Empowered Superkine and BiSKIT™ platforms.

The most advanced of the Superkine programs is the MDNA109 platform which is a genetically engineered IL-2 Superkine designed to specifically bind to CD122 (IL-2Rβ) with high affinity. To further enhance its selectivity, two additional mutations (FEAA) were incorporated in MDNA109 to abolish binding to CD25. To improve the PK properties of the highly selective version of MDNA109 (MDNA109FEAA), it was genetically fused to protein scaffolds such as the Fc domain of IgG1 (MDNA19) or recombinant human albumin (MDNA11) effectively increasing the size of the Superkine and improving its half-life to avoid frequent daily dosing which is required for an improved version of IL-2, Proleukin®.

We believe that, unlike Proleukin®, both MDNA11 and MDNA19, have superior PK properties, lack CD25 binding to improve safety and reduce immune suppression, potently stimulate effector T cells, reverse natural killer (“NK”) cell exhaustion and act with exceptional synergy when combined with checkpoint inhibitors and other therapeutic modalities.

Although MDNA19 was initially identified as the Company’s lead IL-2 candidate, a pilot NHP study comparing MDNA11 with MDNA19 demonstrated that the former had better PK and PD features. Medicenna is therefore advancing the clinical development of MDNA11 as it is a more promising molecule and has been selected as the lead IL-2 Superkine candidate. Medicenna has initiated the Phase 1/2 ABILITY Study (A Beta-only IL-2 ImmunoTherapY Study) with MDNA11 (the “ABILITY Study”). MDNA19 remains relevant for Medicenna as it provides unique design features in the development of our BiSKITs™ platform. Our BiSKITs™ platform allows us to develop designer Superkines by fusing them to other proteins, antibodies, cytokines or other Superkines resulting in two distinct but synergistic functions into one molecule: a BiSKIT™.

Complementing our MDNA109 platform is bizaxofusp (formerly MDNA55), Medicenna’s Empowered Superkine, for the treatment of recurrent glioblastoma (“rGBM”), the most common and uniformly fatal form of brain cancer. Bizaxofusp is a fusion of a circularly permuted version of IL-4, fused to a potent fragment of the bacterial toxin, Pseudomonas exotoxin (“PE”), and is designed to preferentially target tumor cells that over-express the interleukin 4 receptor (“IL-4R”). Bizaxofusp has been studied in five clinical trials in 132 patients, including 112 patients with rGBM, the results of which support our belief that it has superior efficacy when compared to the current standard of care (“SOC”). Bizaxofusp has secured Orphan Drug Status from the United States FDA and the EMA as well as Fast Track Designation from the FDA for the treatment of rGBM and other types of high-grade glioma. We continue to pursue a strategic partnership to facilitate bizaxofusp’s further development and commercialization.

OUR PRODUCT CANDIDATES

Superkines

Developed by scientists at Stanford, Medicenna has exclusively licensed highly selective versions of Superkines. These Superkines can be developed either on their own as short or long-acting therapeutics or fused with cell killing proteins in order to generate Empowered Superkines that precisely deliver potent toxins to cancer cells without harming adjacent healthy cells. Compared to naturally occurring cytokines – that bind to multiple receptor types on many cell types – Superkines are engineered with unique specificity toward defined target cell subsets to enable precise activation or inhibition of relevant immune cells in order to improve therapeutic efficacy and safety. Superkines can also be fused with a large variety of proteins, antibodies and even other Superkines to incorporate two synergistic mechanisms of action into one molecule: a BiSKIT™.

IL-2 Superkines

Recombinant IL-2 (also known as Proleukin®) was one of the first effective immunotherapies developed to treat cancer due to its ability to expand T cells, the central players in cell-mediated immunity. Originally discovered as a growth factor for T cells, IL-2 can also drive the generation of activated immune cells, immune memory cells and immune tolerance by virtue of its ability to bind to the IL-2 receptor.

The IL-2 receptor is composed of three different subunits, IL-2Rα (also known as CD25), IL-2Rβ (CD122) and IL-2Rγ (CD132). The arrangement of these different proteins determines the response to IL-2 signaling.

The IL-2β and IL-2γ components together make a receptor capable of binding IL-2, but only moderately so. When all three components are together, including IL-2Rα, the receptor binds IL-2 with a much higher affinity. This complete receptor is usually found on regulatory T cells (“Tregs”), as these T cells constantly express high levels of CD25, which dampens an ongoing immune response against the tumor. Furthermore, at high doses used for cancer patients, interaction of IL-2 with CD25 may cause life threatening adverse events, requiring administration of Proleukin® in an intensive care unit. The intermediate affinity receptor, composed of just the IL-2β and IL-2γ components, is more often found on Natural Killer (“NK”) cells and CD8 T cells responsible for attacking cancer cells.

Altering IL-2’s propensity for binding these receptors could encourage greater activation of cancer fighting immune cells and/or block the function of regulatory T cells. Medicenna’s MDNA109 (MDNA11) and MDNA209 platforms take advantage of this dynamic by binding to specific receptors and either activating (MDNA109) or blocking them (MDNA209). The majority of development has been focused on the MDNA109 platform candidates, in particular MDNA11 which is currently enrolling patients in the Phase 1/2 ABILITY study.

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

MDNA11

MDNA109 (a precursor to MDNA19 and MDNA11) is an enhanced version of IL-2 that binds up to 200 times more effectively to IL-2Rβ, thus greatly increasing its ability to activate and proliferate the immune cells needed to fight cancer. Because it preferentially binds IL-2Rβ and not the receptor containing IL-2Rα, MDNA109 preferentially drives NK and effector CD8T cell responses over regulatory T cells.

Additionally, MDNA109 reverses NK cell exhaustion and acts with exceptional synergy when combined with checkpoint inhibitors.

One of the development challenges with MDNA109 was its short half-life, similar to native IL-2, which would require frequent dosing. In order to extend the half-life of MDNA109, Medicenna fused inactive protein scaffolds to MDNA109 to generate Fc-fusions (“Fc”) and Albumin fusions (“Alb”), whereby these fusions have better pharmacokinetic properties enabling less frequent dosing without sacrificing potential efficacy or safety.

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

On June 23, 2021, we announced that we had submitted a clinical trial application to a Human Research Ethics Committee in Australia to initiate a Phase 1/2 clinical study of MDNA11. Medicenna’s Phase 1/2 ABILITY Study is designed to assess the safety, PK, PD, and anti-tumor activity of various doses MDNA11 administered intravenously every 2 weeks, in patients with advanced solid tumors. The basket, dose finding study includes a dose escalation phase (Phase 1) followed by a dose expansion phase (Phase 2) with both an MDNA11 monotherapy arm as well as a combination arm designed to evaluate MDNA11 with a checkpoint inhibitor. The Phase 1 portion of the study includes patients with advanced and metastatic melanoma and renal cell carcinoma, where Proleukin® is known to have clinical activity, as well as cluster of other advanced solid tumors in order to explore safety, PK, PD, recommended dose for expansion (“RDE”) and the pan-tumor potential of MDNA11. The study also permits alternative dosing schedules, as well as options for intra-patient dose escalation.

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

On December 22, 2021, Medicenna announced preliminary data from the Phase 1/2 ABILITY (study of MDNA11, the Company’s selective, long-acting and novel IL-2 super-agonist). These data were subsequently updated in May 2022.

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

On May 2, 2022, Medicenna announced new clinical data from the third cohort of the Phase 1/2 ABILITY Study of MDNA11 and on May 11, 2022, Medicenna presented clinical data from the Phase 1/2 ABILITY Study during a poster presentation at the 9th Annual Frontiers in Cancer Immunotherapy Meeting, organized by the New York Academy of Sciences. These data were subsequently updated as described below.

On July 27, 2022, Medicenna announced new clinical data on safety, PK, PD and anti-tumor activity from the Phase 1/2 ABILITY Study of MDNA11 which were presented at the Cytokine Based Drug Development Summit, held in Boston. These data were subsequently updated as described below.

On September 13, 2022 we announced that we had entered into the CTCSA with Merck to evaluate MDNA11 in combination with KEYTRUDA® (pembrolizumab), Merck’s anti-PD-1 (programmed death receptor-1) therapy, in the ongoing Phase 1/2 ABILITY Study. Under the terms of the CTCSA, Medicenna will sponsor the study and Merck will supply KEYTRUDA®. The two companies will establish a Joint Development Committee to optimally advance the study’s combination arm.

On November 10, 2022, the Company announced new safety, PK, and PD data from the first four dose escalation cohorts of the Phase 1/2 ABILITY Study of MDNA11. The data were featured in two posters presented at the SITC 37th Annual Meeting. Additional updates on the anti-tumor efficacy of cohorts 1-4 were provided on March 30, 2023 and the cumulative data is summarized below.

In December 2022, previously reported data from the Phase 1/2 ABILITY Study of MDNA11 were featured in an oral presentation at the 2022 Immunotherapy Bridge Conference.  The presentation, titled “Early Results of an IL-2 Superkine (MDNA11) from the Phase 1/2 ABILITY Study in Advanced Solid Tumors” was delivered by Arash Yavari, M.B.B.S., DPhil., M.R.C.P., Principal Investigator at the Radcliffe Department of Medicine, University of Oxford and Principal Clinical Advisor to Medicenna.

Additional updates on the anti-tumor efficacy of cohorts 1-4 were provided on March 30, 2023.

In the dose escalation portion of the ABILITY Study, MDNA11 is administered intravenously, as a monotherapy, once every two weeks to patients with advanced solid tumors. The trial’s first two cohorts evaluated MDNA11 doses ≤ 10 µg/kg. The trial’s third cohort was administered a dose of 30 µg/kg. Patients in the fourth and fifth dose escalation cohorts receive two 30 µg/kg “priming” doses of MDNA11 before stepping up to receive fixed doses of 60 and 90 µg/kg, respectively.

Key data from patients enrolled in the trial’s four initial dose escalation cohorts include:

Demographics:

-	Patients enrolled in the study to date (N=14) have failed up to four lines of prior systemic therapy.
-	11 of 14 patients have relapsed, were not tolerant to or did not respond to at least one prior immunotherapy with a checkpoint inhibitor.

Safety:

-	MDNA11 treatment in Cohort 4 (comprised of two step-up doses of 30 µg/kg followed by fixed doses of 60 µg/kg every two weeks) was not associated with any dose-limiting toxicities.
-	The Safety Review Committee approved dose escalation for Cohort 5 to the 90 µg/kg dose every two weeks following two priming doses at 30 µg/kg.
-

Subsequent to the quarter end, the Safety Review Committee approved dose escalation for Cohort 6 to a target dose of 120 µg/kg dose every two weeks following three priming doses at 30, 60 and 90 µg/kg.

-

Significant increases in eosinophil count from baseline have not been observed with MDNA11 treatment. Extremely high eosinophil count is associated with vascular leak syndrome which is a known side effect of high-dose recombinant human IL-2 (Proleukin®).

Pharmacokinetics:

-	The PK data from the first three cohorts demonstrated similar trends following each of three repeat doses which suggests lack of immunogenicity or insignificant levels of anti-drug-antibodies.
-	Dose dependent increase in the Cmax and Area Under the Curve were also observed.

Pharmacodynamics:

-

In addition to dose-dependent increases in lymphocyte counts and lymphocyte kinetics, MDNA11 preferentially expanded anti-cancer NK and CD8+ T cells without stimulating proliferation of pro-tumor Treg cells.

Anti-tumor Activity:

-

Of the 14 evaluable patients with at least one on-treatment imaging scan, five patients achieved tumor control (defined as stable disease, partial response, or complete response as per RECIST 1.1) during the monotherapy dose-escalation portion of the MDNA11 ABILITY Study as follows:

1.	Metastatic Leiomyosarcoma Stage IV (Dose Level 2 @ 10 µg/kg); stable disease.
2.	Metastatic Melanoma Grade 4C (initially enrolled at Dose Level 2 @ 10 µg/kg Q2W with subsequent intra-patient dose escalations to Dose Level 3 @30 µg/kg and Dose Level 4 @60 µg/kg), stable disease.
3.	Metastatic Sarcoma Stage IV (Dose Level 3 @ 30 µg/kg), stable disease
4.	Pancreatic Ductal Adenocarcinoma (PDAC) Stage IV (Dose Level 4 @ 60 µg/kg following 2 priming doses of 30 µg/kg), confirmed partial response.
5.	Non-clear cell 3L renal cell carcinoma patient (Dose Level 4 @ 60 µg/kg following 2 priming doses of 30 µg/kg), stable disease.

Medicenna is currently enrolling patients in final (sixth) cohort of the dose escalation portion of the MDNA11 Phase 1/2 ABILITY Study and continues to follow-up patients in the lower dose escalation cohorts. Upon completion of the MDNA11 monotherapy dose-escalation phase (Phase 1), the study will commence enrolling patients in the dose-expansion phase (Phase 2). The dose expansion phase will evaluate both MDNA11 monotherapy as well as MDNA11 in combination with KEYTRUDA®.

It is expected that the dose escalation portion of the study will be completed in mid-calendar year 2023. An update on PK, PD, safety and efficacy data from all the six cohorts of the dose-escalation portion including initial anti-tumor activity data from the fifth and sixth dose escalation cohorts, is expected in calendar Q3 2023. The Phase 2 monotherapy dose expansion is expected to commence in calendar Q3 2023, with a clinical update from the Phase 2 monotherapy dose expansion expected in calendar Q4 2023, and the combination arm is expected to initiate in calendar Q4 2023. These timelines have been delayed from those originally disclosed due to additional dose escalation cohorts as well as implementation of step-up-dosing which requires extra time to reach the target dose, essentially extending the duration of the dose-limiting toxicity evaluation period from 4 weeks from first exposure to up to 10 weeks. If required, additional evaluation of MDNA11 dosing regimen (shorter duration and/or more rapid step-up to target dose) and schedule (Q3W instead of Q2W) for monotherapy and combination settings may also occur during the MDNA11 dose expansion portion of the study.

It is anticipated that following successful completion of the on-going Phase 1/2 ABILITY study, the Company will license the program to one or more potential partners who would continue further clinical development and commercialization of MDNA11. Alternatively, the Company may raise additional capital to fund Phase 2b and/or Phase 3 clinical trials. The Company expects the completion of clinical development of MDNA11, if undertaken by the Company, to last until at least 2027, with a projected aggregate cost of approximately US$150 million, incremental to the current funds available to the Company. Additional time and capital would also be required to obtain pre-market approval for MDNA11 and to complete business development, marketing and other pre-commercialization activities related to commercial launch.

IL-2 Superkine Competition

The development of next-generation IL-2 agonists for cancer immunotherapy is an area of intense interest within the biotechnology industry. The Company is aware of several IL-2 agonists in various stages of development. Due to the number of development programs only those with the therapeutic modality attributed solely to the IL-2 domain and in clinical stage of development are noted in the table below.

Developer	Name	Stage
Alkermes	ALKS 4230	Phase 3
Sanofi	Pegenzileukin	Unknown
Cue Biopharma	CUE 101 & 102	Phase 2
Mabwell	8MW2311	Phase 1/2
Avenge Bio	AVB-001	Phase 1/2
Anaveon	ANV419	Phase 1/2
Selecxine	SLC-3010	Phase 1/2
BioNTech	BNT151	Phase 1/2
Xilio Therapeutics	XTX202	Phase 1/2
Ascendis Pharma	Transcon IL-2	Phase 1/2
Aulos	AU-007	Phase 1/2
Asher Bio	AB821	Phase 1
Synthekine	STK012	Phase 1
Jiangsu HengRui Medicine Co	SHR-1916	Phase 1
Werewolf	WTX-124	Phase 1

Many of the programs in development that are ahead of Medicenna are engineered variants of IL-2 that attempt to reduce CD25 binding and/or extend the therapeutic window of native IL-2 and/or localize IL-2 activity at the tumor site. To our knowledge, MDNA11 is the only IL-2 product in clinical development where a significantly reduced CD25 binding and substantially enhanced CD122 binding have been achieved. Furthermore, MDNA11 relies on recombinant albumin to increase its half-life to allow for dosing every 2 or 3 weeks rather than PEGylation as many of its competitors. Albumin is also known to accumulate in tumors providing MDNA11 with enhanced localization at the tumor site.

IL-4 and IL-13 Superkines

Medicenna’s IL-4 and IL-13 Superkines, licensed from Stanford University, are engineered versions of wild type cytokines which possess enhanced affinity and selectivity for either the Type 1 or Type 2 IL4 receptors or dedicated IL13 receptors such as IL13Ra2. This selectivity is achieved through mutations of the IL-4 or IL-13 proteins to enhance affinity for binding to specific IL4R or IL13R subunits. Additional mutations have also been engineered to modulate their bioactivity, resulting in Superkines with enhanced signaling (super-agonists) or the ability to block signaling (super-antagonists).

MDNA413: An IL-4/IL-13 Dual Super-Antagonist

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

On April 8, 2022, Medicenna announced new preclinical data on its long-acting IL-13 super-antagonist, Fc-MDNA413, in an electronic poster at the AACR Annual Meeting. Fc-MDNA413 comprises of an IL-13 super-antagonist (MDNA413) fused to the Fc domain for half-life extension.

We believe that MDNA413’s ability to block IL-4/IL-13 signaling has the potential to address a significant unmet medical need for effective therapies against immunologically cold tumors which are often resistant to checkpoint inhibitors and other immunotherapeutic agents due to their immunosuppressive TME. MDNA413 has also been fused with MDNA19 (a long acting Fc-IL2 Superkine) as a novel BiSKIT™ candidate and was the basis of data presented at the 2021 AACR meeting as described below.

MDNA132 and MDNA213: High Affinity Cancer-Specific Targeting Ligands

Another promising IL-13 Superkine is MDNA132, and its variant, MDNA213. Unlike MDNA413, MDNA132 and MDNA213 are IL-13 ligands that have been engineered to increase affinity for IL13Ra2 overexpressed on certain solid tumors while exhibiting sharply decreased affinity for IL13Ra1. Medicenna believes MDNA132 and MDNA213 has superior targeting compared to other IL-13 variants in development, and is an attractively differentiated targeting domain for (a) cell-based immunotherapies (such as those using chimeric antigen receptors or CARs); (b) potent payloads used in antibody-drug conjugates (ADCs); (c) targeted fusion toxins or (d) radiopharmaceuticals. Development timelines for MDNA132 and MDNA213 have yet to be established. MDNA132 and/or MDNA213 are also being evaluated as a potential fusion protein in our BiSKITs™ platform.

On April 17, 2023, we announced that new preclinical data characterizing the Interleukin 13 (IL-13) Superkines, MDNA132 and MDNA213, and a series of next generation IL-13 Superkine therapies, were presented at the AACR Annual Meeting, which took place at from April 14, 2023 until April 19, 2023. The AACR poster included data demonstrating that both MDNA132 and MDNA213 exhibit highly selective binding to the IL-13 decoy receptor (IL-13Rα2) and, in a murine model, selectively accumulate in the tumor microenvironment (TME) for several days. MDNA132 and MDNA213 exhibit high affinity and selectivity for the IL13Rα2, which is overexpressed in various tumors such as pancreatic, prostate, bladder, colorectal, breast and lung cancer but minimally expressed in healthy tissues. High expression of IL13Rα2 in these tumors is generally associated with more aggressive cancer and poor survival outcomes.

Medicenna is currently screening and optimizing a variety of IL-2/IL-4/IL-13 superkines as part of our BiSKITs™ platform. Additional funding will be necessary to advance one or more of these product candidates into clinical trials.

BiSKITs™ (Bi-functional SuperKine ImmunoTherapies) Platform

Our BiSKITs™ platform allows us to develop designer Superkines by fusing them to other proteins, checkpoint inhibitors, antibodies or cytokines to our IL-2, IL-4 and/or IL-13 Superkines in order to combine two distinct and yet synergistic mechanisms of action into one molecule: a BiSKIT™.

On October 26, 2020, we announced a poster presentation at the 32nd ENA Symposium on Molecular Targets and Cancer Therapeutics. The presentation of preclinical results featured data on MDNA11 as well as data related to long acting bispecific IL-2/IL-13 Superkine that is designed to simultaneously activate cancer killing immune cells while reversing anti-inflammatory TME. Our bispecific IL-2/IL-13 Superkines are novel and demonstrate the potential of the BiSKITs™ platform to address a critical unmet need by effectively targeting immunologically “cold” tumors that are often resistant to immunotherapeutic agents. Data included in the poster and corresponding abstract showed that Medicenna’s IL-2/IL13 BiSKIT™ (MDNA19 fused to MDNA413) Superkine induced anti-tumor Th1 immune responses and inhibited pro-tumor IL-4/IL-13 signaling.

On April 12, 2021, we announced new preclinical data demonstrating the immune modulatory effects of MDNA19-413, an IL-2/IL-13 dual specific cytokine derived from the Company’s BiSKITs™ platform. Data presented in the poster suggest that this molecule simultaneously activates a pro-inflammatory anti-tumor response, due to its highly selective binding and signaling via the intermediate affinity IL-2 receptor (CD122/CD132), while inhibiting pro-tumoral immune pathways by blocking IL4/IL13 signaling via the Type 2 IL-4 receptor (IL-4Ra/IL-13Ra1).

On April 8, 2022, we announced new preclinical data highlighting the potent anti-tumor efficacy of the next-generation BiSKIT, anti-PD1-MDNA109FEAA, in an electronic poster at the AACR Annual Meeting. BiSKITs can target cancers where other immunotherapies have failed to be effective. One example of this is MDNA223, an IL-2 Superkine fused to a checkpoint inhibitor (anti-PD1). MDNA223 is a BiSKIT designed to activate cancer killing immune cells via the IL-2 receptor while simultaneously preventing their exhaustion through the validated method of blocking PD-1 signaling. Combining these two functions into a single molecule allows us to simultaneously engage both of these important targets on the same immune cells (also known as cis-binding).

On September 22, 2022, in vitro data presented at Cytokines 2022 demonstrated that MDNA223’s potency was similar to that of a control anti-PD1 antibody while displaying high-affinity for IL-2 receptor beta (IL-2Rβ) and no binding to IL-2 receptor alpha (IL-2Rα). This enhanced IL-2Rβ selectivity resulted in potent and preferential stimulation of anti-cancer CD8+ T cells over pro-tumor Treg cells. In vivo murine data showed MDNA223 exhibiting a prolonged PD response extending beyond the duration of PK exposure.

Data from murine tumor models of colon, skin and breast cancer using a mouse version of MDNA223 (i.e MDNA223m) showed dose-dependent and statistically significant improvements in efficacy compared to co-administration of the anti-PD-1 antibody and IL-2 super-agonist (MDNA19) at equivalent molar doses, demonstrating the advantage of exploiting the BiSKIT’s cis-binding potential. These data demonstrate the therapeutic synergy resulting from the BiSKIT’s ability to concurrently target PD1 and the IL-2 receptor on the same immune cells (cis-binding approach).

On January 5, 2023, Medicenna announced that the USPTO had issued U.S. Patent No. 11,542,312 titled “IL-2 Superagonists in Combination with Anti-PD-1.” The patent provides IP protection for methods of treating cancer with an IL-2 Superkine such as MDNA11 and a PD1 (for example, pembrolizumab), PDL1 or CTLA-4 checkpoint inhibitor in combination, as planned in the on-going ABILITY Study, or as a single agent using our BiSKIT™ platform. The patent’s term extends into at least 2039 without accounting for any potential extensions.

Medicenna is currently screening and optimizing a variety of IL-2/IL-4/IL-13 Superkines as part of our BiSKITs™ platform.

Bizaxofusp (formerly MDNA55)

Bizaxofusp is a novel, locally acting, anti-cancer therapeutic being developed by Medicenna for the treatment of tumors of the brain in adults, of which glioblastoma (“GBM”) is the most aggressive type. GBM is also the most common form of adult brain cancer, with 27,500 new cases diagnosed each year and the second most common cause of brain cancer deaths. Bizaxofusp has obtained Fast Track Designation from the FDA as well as Orphan Drug Designation from the FDA and the EMA.

Bizaxofusp: Structure and Mechanism of Action

Bizaxofusp is a targeted fusion protein for the treatment of tumors that over-express the IL4R. Bizaxofusp (see figure below) consists of a high-affinity circularly permuted variant of IL-4 (cpIL-4) fused with a truncated version of PE.

Bizaxofusp binds with high affinity to IL-4R overexpressed on the surface of tumor cells and is endocytosed. Following cleavage and activation by furin-like proteases found in the endosome of cancer cells, the catalytic domain of the truncated PE is released into the cytosol where it induces cell death via ADP-ribosylation of elongation factor-2 (see figure below).

Expression levels of IL4R are low on the surface of healthy and normal cells, but increase 10- to 100-fold on cancer cells. This differential expression of IL4R therefore provides bizaxofusp a wide therapeutic window.

The IL4R is an ideal target for the development of cancer therapeutics, as it is frequently and intensely expressed on a wide variety of human carcinomas. However, the IL4R target is currently under-exploited. Analysis of over 2,000 biopsies show IL4R over-expression in 20 different cancers affecting over a million cancer patients every year. Furthermore, the IL-4/IL4R bias is a marker for highly aggressive forms of cancer, plays a central role in the establishment of an immunosuppressive TME and is generally associated with poor survival outcomes. By disrupting this pro-tumoral IL-4/IL4R axis, bizaxofusp directly interferes with multiple networks that support cancer.

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

Avastin® is an anti-angiogenic antibody that targets the vascular endothelial growth factor receptors. It is indicated as a single agent for adult patients with rGBM but has not been shown to improve disease-related symptoms or survival. Avastin® was granted accelerated approval on the basis of an objective response rate of 28% following an open label Phase 2 study in 85 patients receiving Avastin® only. In 2013, Avastin® completed its confirmatory trial in newly diagnosed GBM patients and did not meet its primary endpoint of overall survival. Based on the results of this trial, Genentech, for Avastin®, did not receive approval in the European Union for newly diagnosed GBM; however, Avastin® remains indicated in the United States and Japan for rGBM.

Rationale for Development of Bizaxofusp for rGBM

Bizaxofusp has been initially developed for the treatment of rGBM. Using current treatment paradigms, most GBM patients experience tumor recurrence/progression after standard first line treatment. Treatment options for patients with rGBM are very limited and the outcome is generally unsatisfactory. Specifically, chemotherapy regimens for recurrent or progressive GBM have been unsuccessful, producing toxicity without benefit. As overall survival remains dismal, novel anti-cancer modalities, with greater tumor specificity, more robust cytotoxic mechanisms and novel delivery techniques are needed for the treatment of recurrent GBM.

Bizaxofusp is one such novel therapeutic that is intended to provide a targeted treatment approach whereby tumor cells are more sensitive to the toxic effects of the drug than normal cells. When combined with a novel precision delivery to the brain using CED, a single administration of bizaxofusp could be an ideal approach for the treatment of rGBM and other brain tumors that over-express the IL4R. Cells that do not express the IL4R target do not bind to bizaxofusp and are, therefore, not subject to the effects of the toxic payload.

Many features of bizaxofusp make it a potentially attractive choice for the treatment of recurrent GBM:

1.

The majority of cancer biopsy and autopsy samples from adult and pediatric primary and metastatic brain cancers, including rGBM, have been shown to over-express the IL4R with little or no IL4R expression in normal adult and pediatric brain tissue.

2.

MGMT positive cancer cells (harboring unmethylated MGMT promoters) are common in GBM, making them resistant to TMZ. However, MGMT positive cancer tumors are extremely sensitive to bizaxofusp, suggesting that bizaxofusp could provide a treatment option for GBM patients who would not benefit from TMZ.

3.

GBM has a robust immunosuppressive TME and may comprise up to 40% of the tumor mass. It has been shown that malignant gliomas have a T-helper cell type-2 (“Th2”) bias and are heavily infiltrated by myeloid derived suppressor cells (“MDSCs”) and tumor associated macrophages (“TAMs”) and that the IL-4/IL4R bias mediates their immunosuppressive functions. Furthermore, IL4R is up-regulated on glioma-infiltrating myeloid cells but not in the periphery or in normal brain. Thus, purging Th2 cells, MDSCs, and TAMs using bizaxofusp may alleviate the immune block associated with cancer (in a manner similar to immunomodulators such as ipilumimab, pembrolizumab or nivolumab), thereby promoting anti-tumor immunity and aid in long-term disease control.

The bizaxofusp program therefore offers a promising approach to address serious unmet needs for brain cancer patients. Furthermore, to our knowledge, bizaxofusp is the only treatment in development that has the potential to simultaneously target the bulk tumor and the immunosuppressive TME. Accordingly, we are of the view that bizaxofusp has the potential of altering the treatment paradigm for many brain cancer patients.

Convection Enhanced Delivery (“CED”) of Bizaxofusp

As with most protein therapeutics, bizaxofusp does not cross the blood-brain barrier, and therefore must be delivered directly to the tumor (also known as intra-tumoral therapy) via local one time infusion procedure called CED. Medicenna’s development platform includes rights to all oncology indications for bizaxofusp, a novel image guided CED of bizaxofusp and a novel formulation used to prepare an infusate for delivery of bizaxofusp in the brain. These technologies are protected by patents either owned or licensed by Medicenna.

Development History of Bizaxofusp

The targeting domain and payload for Medicenna’s lead candidate, bizaxofusp, were developed in the laboratories of Dr. Ira Pastan at the National Cancer Institute (“NCI”) and Dr. Raj Puri at Center for Biologics Evaluation and Research, at the FDA. The targeting domain (IL-4) was engineered to improve the binding affinity of IL-4 to the IL4R and thereby increase potency of bizaxofusp. The payload domain (pseudomonas toxin) of bizaxofusp was engineered in order to remove off-target binding components further improving safety. Preclinical and clinical development of bizaxofusp for the treatment of brain as well as other non-brain tumors is described in over 50 publications.

In March 2013, Medicenna acquired all clinical, regulatory and material assets for bizaxofusp from Sophiris Bio Inc. (formerly Protox Therapeutics, Inc.) (“Sophiris”). The acquisition was comprised of two IND applications with the FDA, Fast Track Designation from the FDA, Orphan Drug Designations from the FDA and the EMA, clinical data from 72 patients enrolled in three different brain cancer studies with recurrent high grade glioma (66 rGBM and 6 recurrent anaplastic astrocytoma (rAA) patients), clinical data from 14 patients enrolled in a Phase 1 solid tumor study and all cell banks and reference material required to manufacture bizaxofusp. In a majority of the 72 patients enrolled in three different brain cancer studies, bizaxofusp was delivered only once by intratumoral infusion using CED via ventricular catheters. Subsequent to the purchase agreement with Sophiris, Medicenna and the National Institutes of Health (“NIH”) entered into license agreements (the “NIH License Agreements”) covering composition, methods of use, combination therapy and delivery of bizaxofusp.

Phase 2b Study for Recurrent Glioblastoma

The Phase 2b trial with bizaxofusp using enhanced CED delivery was a multi-center, open-label, single-arm study in up to 52 patients (at least 46 intent-to-treat (“ITT”) patients evaluable for survival and 35 patients evaluable for response), with first or second recurrence or progression of GBM after surgery or radiotherapy ± adjuvant therapy or other experimental therapies.

The primary endpoint of the study was mOS comparing an expected null survival rate of 8.0 months (based on historical control) with an alternative pursue rate of 11.5 months (1-sided alpha = 0.10 and 80% power for approximately 46 ITT or per protocol subjects). IL4R expression levels in tumor biopsies and their potential impact on survival outcomes following treatment with bizaxofusp, were retrospectively evaluated.

In April 2017, Medicenna treated the first rGBM patient in the Phase 2b clinical trial of bizaxofusp and enrolled patients at eight clinical sites across the United States and 1 site in Europe with enrolment in the study (46 ITT patients) completed in April 2019 of which 44 patients met all the protocol eligibility requirements (per protocol population).

On September 28, 2017, it was announced that based on encouraging drug distribution and safety data observed Medicenna implemented an amended protocol allowing higher doses and volumes of bizaxofusp as well as an increase in study size to up to 52 subjects. This protocol amendment was based on a planned safety analysis following a unanimous recommendation from bizaxofusp’s Safety Review Committee.

It was reported on May 2, 2018 that half the patients in the study had been recruited and the data to date demonstrated solid safety results and early signals of efficacy based on the findings of the Safety Review and Clinical Advisory Committees. Following the Safety Review, Medicenna amended the protocol at the recommendation of clinical advisors to further improve the chances for demonstrating increased therapeutic benefit for patients. The amendment allowed the implementation of optimal methodologies including more personalized dosing based on the tumor load, incorporation of advanced imaging modalities to measure treatment responses more reliably, use of sub-therapeutic dose of Avastin® in patients that could not tolerate steroid use to control edema and inflammation and allowing investigators to administer a second dose of bizaxofusp where appropriate.

Following the amended protocol as announced on May 2, 2018 and after receiving the necessary regulatory and site approvals patient enrolment was resumed at higher doses provided that the pre-established MTD of 240 mg was not to be exceeded.

The protocol amendments announced September 28, 2017 and May 2, 2018 resulted in increased timelines for completion of the bizaxofusp Phase 2b clinical trial due to an increase in the original number of patients as well as a slowdown of patient recruitment while the necessary regulatory reviews and approvals were completed.

On April 30, 2019, Medicenna announced that enrolment in the study was complete with 46 evaluable patients (ITT population) of which 44 patients were subsequently identified as meeting protocol eligibility requirements without major deviations (per protocol population).

On May 29, 2020, Medicenna announced presentation of data from its Phase 2b trial of bizaxofusp in patients with rGBM, at the 2020 ASCO Annual Meeting. The oral poster discussion led by Dr. Ian F. Parney, MD, PhD (Mayo Clinic), and a presentation by Dr. John Sampson, MD, PhD (Robert H. and Gloria Wilkins Distinguished Professor of Surgery, Duke University School of Medicine), focused on additional data demonstrating clinical superiority of bizaxofusp in patients with rGBM.

Highlights from the ASCO presentation included:

●

Comparison of bizaxofusp with an eligibility-matched External Control Arm (“ECA” or also known as Synthetic Control Arm, SCA) using propensity-score weighting (Li et al.), an unbiased approach to select patients that match the baseline characteristics of bizaxofusp treated patients based on 11 key baseline prognostic factors, demonstrated an improvement in mOS of 72%. When stratified by IL4R status, IL4R High subjects in the bizaxofusp arm demonstrated improved mOS by 116% (Table 1).

Table 1.

Propensity-Weighted Groups	N	mOS (months)	Improvement in mOS	HR
Bizaxofusp All-comers	43	12.4	72%	0.63
ECA All-comers	40.8	7.2
Bizaxofusp IL4R High	17	13.2	116%	0.52
ECA IL4R High	16.8	6.1

Irrespective of IL4R expression, subjects showed a tumor control rate (“TCR”) (tumor shrinkage or stabilization) of 76% based on modified RANO criteria; these subjects demonstrated mPFS of 4.6 months, PFS at six months (“PFS-6”) of 40%, PFS-12 of 33%, mOS of 15.0 months and OS-12 of 57%.

Additional updated results (not presented at ASCO) include the following:

Patients with Low IL4R expression (H-Score ≤ 60) had a similar TCR as patients with High IL4R expression (H-Score > 60); TCR of 75% vs. 76%, respectively. However, the majority of the IL4R Low patients (11 of 16) received high doses of bizaxofusp (180 – 240 mg; median 180 mg) whereas only 9 of 21 IL4R High patients received the high dose of bizaxofusp.

The IL4R Low group receiving high dose also showed improved survival (mOS Not Reached, OS-12 of 53%) when compared to the low dose group (mOS = 8 months, OS-12 = 13%).

The Proposed Population (n=32), comprised of all IL4R High (irrespective of dose) as well as IL4R Low patients receiving the high dose, were shown to benefit the most from a single treatment of bizaxofusp. Median survival and OS-12 in this population was 15.8 months and 62% vs 7.0 months and 18%, respectively, when compared to the eligibility matched ECA. (Table 2).

Table 2.

Eligibility-Matched	N	mOS	Improvement in mOS	HR	OS-12
Proposed Population	32	15.8	126%	0.45	62%
ECA	40	7.0			18%
Propensity-Weighted
Proposed Population	32	15.7	118%	0.52	NA
ECA	33.9	7.2			NA

TCR in the Proposed Population was 81% based on radiologic assessment by mRANO criteria.

These data indicate that bizaxofusp has the potential to benefit all rGBM patients treated at the high dose (180 – 240 mg; median 180 mg) irrespective of IL4R expression. The high dose was well tolerated in this and earlier clinical trials (MTD = 240 mg).

On September 29, 2020, Medicenna had an EOP2 meeting with the FDA to discuss future development and commercialization of bizaxofusp, if approved, for rGBM. On October 15, 2020, Medicenna announced that the FDA agreed that we could conduct an innovative open-label hybrid Phase 3 trial that allows use of a substantial number of patients (two-thirds) from a matched ECA to support marketing authorization of bizaxofusp for rGBM. The proposed Phase 3 clinical trial design includes a concurrent 3:1 randomized cohort (3 subjects receiving bizaxofusp for every 1 subject receiving SOC) and an additional matched ECA. The primary endpoint of overall survival (OS) will be determined by a 1:1 analysis of the bizaxofusp arm versus the pooled control arm, which will consist of ECA and subjects randomized to SOC. This hybrid trial design will also reduce the overall number of subjects needed to enroll in the study to achieve the primary endpoint, and notably reduce the number of subjects that would be randomized to SOC treatment under a conventional 1:1 randomization. By reducing the need to enroll control subjects, an ECA can increase efficiency, reduce delays, lower trial costs, and speed lifesaving therapies to market. The Company demonstrated promising results for bizaxofusp in a Phase 2b clinical trial when compared to a retrospective and a well-balanced ECA. Medicenna is pursuing strategic partnerships to assist with additional clinical development of bizaxofusp, as well as preparing the program for commercialization and its subsequent launch in various countries where marketing authorization has been granted.

On October 26, 2020, Dr. John Sampson, MD, PhD (Robert H. and Gloria Wilkins Distinguished Professor of Surgery, Duke University School of Medicine) updated clinical data from the Phase 2b trial of bizaxofusp in rGBM as a Late Breaking Abstract poster at the 32nd ENA Symposium on Molecular Targets and Cancer Therapeutics. Highlights from the poster included updated results following a longer follow-up duration and new data based on transient low-dose use of bevacizumab:

●

Data from all trial participants showed a mOS of 11.9 months (expected 6-9 months) following treatment with bizaxofusp which is comparable to earlier reported mOS of 11.6 months, an OS-24 of 20% (expected 0-10%), and a PFS-12 of 27% (expected 2-10%).

●

In Medicenna’s proposed patient population, mOS was 14.0 months (comparable to mOS of 15 months reported earlier), OS-24 was 20%, and PFS-12 was 24%. The proposed patient population included all bizaxofusp -treated trial participants with high IL4R expression and participants with low IL4R expression that received a high dose of bizaxofusp treatment.

●

Unmethylated MGMT promoter affects more than 50% of GBM patients and is associated with treatment resistance and poorer survival outcomes. However, MGMT status did not negatively affect bizaxofusp treatment. In the proposed population (N=17), mOS was 14.9 months with an OS-24 of 22%.

●

Following bizaxofusp treatment, transient (median of 3 cycles) low dose (5 mg/Kg q2w or 7.5 mg/Kg q3w) administration of Avastin®, used for symptom control and steroid sparring in patients receiving high concentrations of bizaxofusp, further improved patient survival. Amongst all comers (N=9) and the proposed population (N=8), mOS was 21.8 months and 18.6 months and OS-24 was of 44% and 38%, respectively.

On May 7, 2021, Medicenna announced the peer-reviewed publication of clinical data from the bizaxofusp Phase 2b rGBM trial in the journal, Clinical Cancer Research. The paper, entitled “Modified RANO, Immunotherapy RANO, and Standard RANO Response to Convection-enhanced Delivery of IL4R-targeted Immunotoxin bizaxofusp in Recurrent Glioblastoma,” was published in collaboration with researchers at several institutions including University of California Los Angeles and Duke University.

Results presented in the peer-reviewed paper show that the mOS of radiographically evaluable patients in the trial irrespective of dose or IL4R expression was 11.8 months, which is longer than what would be expected from currently approved drugs. Notably, the data also show a potential link between patients experiencing radiographic progression and those exhibiting insufficient bizaxofusp penetration into the tumor, suggesting that at least a portion of patients who did not respond well to bizaxofusp may have benefited from higher drug concentrations.

These analyses supplement previously presented findings observed in Medicenna’s proposed patient population showing an 81% tumor control rate (26/32) based on mRANO and a median OS of 15.7 months, which represents a >100% improvement compared to an ECA (median OS of 7.2 months). The proposed patient population included all bizaxofusp -treated trial participants with high IL4R expression and participants with low IL4R expression that received a high dose of bizaxofusp treatment.

In September 2021, Dr. Fahar Merchant, President and Chief Executive Officer, co-authored an article related to bizaxofusp published in Lancet Oncology titled “Leveraging external data in the design and analysis of clinical trials in neuro-oncology.”

On October 2, 2021, Medicenna participated in the Virtual SNO/ASCO Conference on CNS Clinical Trials through an Oral Presentation titled: “Incorporating external control arm in bizaxofusp recurrent glioblastoma registration trial.”

On November 18, 2021, Medicenna announced that John H. Sampson, MD, PhD, MHSc, MBA, Robert H. and Gloria Wilkins Distinguished Professor of Neurosurgery at Duke University School of Medicine and member of Medicenna’s board of directors, received The Abstract Award for Excellence in Clinical Trials in connection with an oral presentation on bizaxofusp. The presentation subject to the award was delivered by Dr. Sampson at the 26th Annual Meeting of the SNO.

In January 2023, the full results of a single-arm Phase 2b trial of bizaxofusp (recently named as per WHO International Non-proprietary Names) in patients with recurrent glioblastoma were published in the peer-reviewed journal Neuro-Oncology, in an article titled “Targeting the IL4 receptor with MDNA55 in patients with recurrent glioblastoma: Results of a phase IIb trial”. Results showed the trial met its primary endpoint, with mOS in the primary and supportive analysis populations exceeding the trial’s pre-defined success criteria and the mOS historically achieved with currently approved therapies.

The Company expects the completion of a pivotal Phase 3 clinical trial of bizaxofusp to full approval to last until at least 2026, with a projected aggregate cost of up to approximately $75 million, incremental to the current cash on hand. The Company continues to work to out-license the program to one or more partners who would fund or co-fund Phase 3 clinical development of bizaxofusp as well as prepare the program for commercialization and its subsequent launch in various countries where approval has been granted.

Potential Market: bizaxofusp

The incidence of glioblastoma (GBM) multiforme in the United States and EU5 (UK, Italy, Spain, France, Germany) alone exceeded 26,000 with a market opportunity in excess of US$1 billion. Although treatment options exist, including surgery, radiation, chemotherapy, Tumor Treating Fields and targeted therapeutics, the 5-year survival rate is less than 10%.

Treatment options for rGBM are severely limited. With the exception of Avastin®, providing limited survival benefits, no universal SOC exists for rGBM. Avastin® has not been approved by the EMA for newly diagnosed GBM or rGBM, although it has been granted accelerated approval by the FDA for rGBM. Management believes that bizaxofusp is currently well positioned for the rGBM indication, when used either as monotherapy or in combination with other approved therapies. Line extension for metastatic brain cancer, newly diagnosed GBM and pediatric gliomas has the potential to increase bizaxofusp revenues.

Bizaxofusp Competition: Emerging Therapies for Adult GBM

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

DNAtrix’s DNX-2401, an oncolytic immunotherapy, has completed enrolment in a Phase 2 clinical trial in collaboration with Merck which evaluated the efficacy and safety of DNX-2401 in combination with pembrolizumab (Keytruda®), Merck’s anti-PD-1 therapy. Positive Phase 2 data was presented in November 2020, published in May 2023 and DNAtrix has disclosed plans to initiate a Phase 3 clinical study. DNAtrix entered bankruptcy proceedings in November 2022.

Kintara Therapeutics’ product VAL-083 is a “first-in-class” small molecule chemotherapeutic and is enrolling patients. In July 2019, Kintara Therapeutics began enrolling patients in a Phase 2/3 response adaptive randomization platform trial designed to evaluate multiple regimens of VAL-083 in newly diagnosed and recurrent GBM with top-line data in the international registrational GBM AGILE Study expected before the end of calendar 2023.

Kazia Therapeutics is developing Paxalisib, a brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is disordered in the vast majority of patients with glioblastoma. In January 2021 Kazia Therapeutics announced that patient recruitment had commenced for Paxalisib in the GBM AGILE platform study, in August 2022, Kaxia annouced the trial had not graduated to Stage 2 of the Phase 3 GBM AGILE study, however final survival and response data from the study are expected in the second half of 2023.

CNS Pharmaceuticals drug, Berubicin, is currently being evaluating in a global potentially pivotal study that was initiated in May of 2021.The potentially pivotal trial is an adaptive, multicenter, open-label, randomized and controlled study in adult patients with recurrent glioblastoma multiforme (WHO Grade IV) after failure of standard first-line therapy. Initial data from the study is expected in Q3 2023.

Istari Oncology announced in November 2020 that it had dosed the first patient in a Phase 2 clinical trial, assessing the safety and efficacy of PVSRIPO in combination with the immune checkpoint inhibitor pembrolizumab (Keytruda®) in patients with rGBM. The study remains active but is not currently enrolling patients.

Liquidity

The Company anticipates that its current level of cash and cash equivalents and marketable securities, will be sufficient to execute its current planned expenditures for through calendar Q3 without further financing being obtained. This estimate assumes continuation of the MDNA11 Phase 1/2 ABILITY study, and that any further development of bizaxofusp will be completed by a partner.

The Company does not earn any revenues from its drug candidates and is therefore considered to be in the development stage. As required, the Company will continue to finance its operations through the sale of equity or pursue non-dilutive funding sources available to the Company in the future. The continuation of research and development activities for bizaxofusp, MDNA11 and the BiSKITs™ platform and the commercialization of bizaxofusp is dependent upon the Company’s ability to successfully finance and complete its research and development programs through a combination of equity financing and revenues from strategic partners. The Company has no current sources of revenues from strategic partners.

Environmental Regulations

We rely on third parties as for the controlled use of hazardous and radioactive materials including with respect to their manufacture, storage, handling and disposal. As such, the compliance by the Company with environmental federal, provincial, state and local laws and regulations does not and will not, to the knowledge of the Company, have any significant impact on our capital spending, profits or competitive position within the normal course of our operating activities. There can be no assurance, however, that the Company will not be required to incur significant costs to comply with environmental laws and regulations in the future or that its operations, business or assets will not be materially adversely affected by current or future environmental laws or regulations.

Seasonality

Our results of operations have not been materially impacted by seasonality.

Raw Materials

We believe that sources of raw material pertinent for manufacturing bizaxofusp, MDNA11 and our BiSKIT candidates are generally available.

Intellectual Property and Partnerships

Medicenna regards its intellectual property rights as one of the foundation blocks upon which it continues to build a successful biopharmaceutical development company. Medicenna has established a strong and defensive intellectual property position to protect its proprietary technologies. To date, Medicenna has 20 patent families providing patent protection in the US and in contracting states to the Patent Corporation Treaty. The Company has a total of 104 patents issued or filed of which 50 patents have been granted and the remaining patent applications are pending in the United States and other countries.

Patent families owned or licensed by Medicenna related to bizaxofusp (granted and pending US cases listed):

1.	Method for Convection Enhanced Delivery of Therapeutic Agents (U.S. Patent No. 7,371,225)

2.	Targeted Cargo Protein Combination Therapy (U.S. Patent No. 9,629,899)

3.	IL-4 Fusion Formulations for Treatment of Central Nervous System (CNS) Tumors (pending US Patent Application No. 16/753,978)

4.	ILR4 as a Biomarker in Cancer (pending US Patent Application No. 17/428,697)

5.	Combination Therapy of MDNA55 and a Vascular Endothelial Growth Factor A (VEGF-A) (pending US Patent Application No. 18/248,601)

Expiry dates for the above patents and related family members range from 2023 to 2042 without accounting for any potential extensions.

In addition to the above patent protection, bizaxofusp has been granted Orphan Drug Designation in the United States and Europe for the treatment of GBM, which would result in seven and 10 years of orphan drug exclusivity in the U.S. and Europe, respectively. Additionally, upon approval, bizaxofusp as a biologic, is expected to be eligible for 12 years Reference Product Exclusivity in the United States, eight years data exclusivity plus two years market exclusivity in Europe, 6 years data exclusivity plus two years market exclusivity in Canada and other markets where similar means of exclusivity are available.

Patent families owned or licensed by Medicenna related to the Superkine and Empowered Superkine platforms (granted/allowed US cases listed or representative PCT listed):

1.	IL-2 Superagonists in Combination with Anti-PD-1 Antibodies (Allowed US Patent Application No. 16/012,733)

2.	Interleukin-4 Receptor-Binding Fusion Proteins and Uses Thereof (Pro-apoptotic Fusions) (U.S. Patent Nos. 10,093,708 and 11,084,856)

3.	Interleukin-4 Receptor Binding Fusion Proteins and Uses Thereof (Anti-apoptotic Fusions) (U.S. Patent Nos. 10,106,592 and 11,352,402)

4.	Interleukin-2 Fusion Proteins and Uses Thereof (US Patent No. 10,781,242)

5.	Uses and Methods for Oncolytic Virus Targeting of IL-4/IL-13 and Fusions Thereof (PCT/IB2019/00759)

6.	Bifunctional Superkines and Uses Thereof (PCT/CA2021/050872)

7.	Uses and Methods For IL-2 Cytokine Fusions (unpublished)

8.	Uses and Methods for IL-2, IL-13 and IL-4 Cytokine Fusions (unpublished)

9.	Use of Immunomodulation Methods in Combination with Cytokine Fusions for Disease Treatment (unpublished)

10.	Superagonists and Antagonists of Interleukin-2 (U.S. Patent Nos. 9,428,567; 10,183,980; and 11,117,943)

11.	Superkines and Synthekines: Repurposed Cytokines with New and Enhanced Signaling Activities (U.S. Patent No. 9,738,696 and US Patent No. 10,738,096)

12.	Superagonists, Partial Agonists and Antagonists of Interleukin-2 (U.S. Patent Nos. 10,150,802 and 10,654,905; allowed US Patent Application No. 15/930,057)

13.	Therapeutic IL-13 Polypeptides (U.S. Patent Nos. 9,512,194; 9,732,133; 10,227,389 and 11,084,858)

14.	IL-13 Superkine: Immune Cell Targeting Constructs and Methods of Use Thereof (PCT/US2017/66529)

15.	IL-13/IL-4 Superkine: Immune Cell Targeting Constructs and Methods of Use Thereof (PCT/US2019/035186)

Expiry dates for the above US patents, corresponding non-US patents and any future-issued patents claiming priority to pending patent applications filed range from 2031 to 2043, without accounting for any potential extensions. Upon approval, the above programs are expected to be eligible for 12 years Reference Product Exclusivity in the United States, 8 years data exclusivity plus 2 years market exclusivity in Europe, 6 years data exclusivity plus 2 years market exclusivity in Canada and other markets where similar means of exclusivity are available.

CPRIT Agreement

In February 2015, the Company received notice that it had been awarded a grant by CPRIT whereby the Company is eligible to receive up to US$14.1 million on eligible expenditures over a three year period related to the development of the Company’s Phase 2b clinical program for bizaxofusp. The grant from CPRIT was completed as of March 31, 2022.

If the Company is found to have used any grant proceeds for purposes other than intended, is in violation of the terms of the grant, or relocates its bizaxofusp related operations outside of the state of Texas, then the Company is required to repay any grant proceeds received.

Under the terms of the grant, the Company is also required to pay a royalty to CPRIT, comprised of 3-5% of revenues on net sales of bizaxofusp until aggregate royalty payments equal 400% of the grant funds received at which time the ongoing royalty will be 0.5% of revenues. At this time, the royalty is not probable and therefore no liability has been recorded. In addition, the Company must maintain a presence in Texas for three years following completion of the grant.

Nasdaq Listing

On October 25, 2022, the Company received the Nasdaq Notice, stating that the Company was not in compliance with the Minimum Bid Requirement per share under the Nasdaq Listing Rule 5450(a)(1) based upon the closing bid price of the Company’s common shares for the 30 consecutive business days prior to the date of the Nasdaq Notice. The Nasdaq Notice had no immediate effect on the listing or trading of the Company’s common shares on Nasdaq, and the Company’s operations currently remain unaffected by the receipt of the Nasdaq Notice.

On April 25, 2023, the Company received an Extension Notice from Nasdaq granting the Company’s request for a 180-day extension to regain compliance with the Minimum Bid Requirement of US$1.00 per share under the Nasdaq Listing Rule 5450(a)(1). The Company has until October 23, 2023 to meet the requirement. The Extension Notice had no immediate effect on the listing or trading of the Company’s Common Shares on Nasdaq, and the Company’s operations are not affected by the receipt of the Extension Notice.

The Company is closely monitoring the closing bid price of its common shares and is considering its options to regain compliance with the Minimum Bid Requirement under the Nasdaq Listing Rules. This notice does not have any impact on the Company’s TSX listing.

Business Strategy

Medicenna’s strategy is to diversify the assets in Medicenna’s pipeline based on their stage of development, mechanism of action and target product profile. To achieve this goal, we in-licensed the Superkine platform from Stanford. These candidates, namely IL-2, IL-4 and IL-13 Superkines, are expected to enable the Company to develop a library of cytokine candidates as has been demonstrated by the advancement of our lead IL-2 Superkine MDNA11 into the Phase 1/2 ABILITY study and the various candidates from our BiSKIT™ platform discussed above. The resulting product candidates derived from the Superkine and Empowered Superkine platforms have different mechanisms of action and target product profiles compared to bizaxofusp, Medicenna’s most advanced program, for the treatment of rGBM. By adopting a balanced approach, Medicenna is less reliant on a single product in Medicenna’s pipeline, with greater upside potential through opportunities to partner or develop on its own, multiple products. Medicenna believes that establishing a pipeline of drug candidates with distinct mechanisms of actions targeting multiple disease indications mitigates development risk. Medicenna intends to achieve its business strategy by focusing on the following key areas:

1.

Maximize the potential clinical and commercial success of Medicenna’s drug candidates by pursuing development programs based on sound scientific rationale for multiple disease indications where there are significant unmet clinical needs. In the near-term, Medicenna’s focus will be to complete a partnership transaction for bizaxofusp as well advance MDNA11 through the Phase 1/2 ABILITY study;

2.	Develop next generation Superkines from the BiSKIT™ platform for future partnerships, collaborations or clinical development;

3.

Optimize the therapeutic potential of Medicenna’s drug candidates by selecting sub-populations of patients who stand an improved chance of responding to treatment and employing the latest technologies and strategies for optimizing drug delivery, defining relevant biomarkers, refining treatment schedules and dosing regimens and selecting appropriate combination strategies;

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

Securing final regulatory approval for the manufacture and sale of biological products in the United States, Europe, Canada and other commercial territories, is a long and costly process that is controlled by that particular territory’s regulatory agency. The regulatory agency in the United States is the FDA, in Canada it is Health Canada, and in Europe it is the EMA. Other regulatory agencies have similar regulatory approval processes and each regulatory agency has its own approval processes. Approval in the United States, Canada or Europe does not assure approval by other regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

None of Medicenna’s products have been completely developed or tested and, therefore, Medicenna is not yet in a position to seek regulatory approval to market any of Medicenna’s products. The time required to obtain approval by such regulatory authorities is unpredictable but typically takes several years following the commencement of preclinical studies and clinical trials and will require significant additional capital.

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

The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

●	completion of extensive preclinical laboratory tests, all performed in accordance with the Good Laboratory Practices regulations;

●	completion of extensive CMC (chemistry, manufacturing and control) to produce drug in accordance with current Good Manufacturing Practices (“cGMP”);

●	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

●	approval by an independent institutional review board (“IRB”) or ethics committee representing each clinical site before each clinical trial may be initiated;

●	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;

●	preparation of and submission to the FDA of a biologics license application (“BLA”) after completion of all pivotal clinical trials;

●	potential review of the product application by an FDA advisory committee, where appropriate and if applicable;

●	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities where the proposed product is produced to assess compliance with GMP.

●	a potential FDA audit of the preclinical research and clinical trial sites that generated the data in support of the BLA; and

●	FDA review and approval of a BLA prior to any commercial marketing or sale of the product in the United States

The preclinical research, including production of cGMP material, clinical testing and approval process require substantial time, effort, and financial resources, and Medicenna cannot be certain that any approvals for Medicenna’s product candidates will be granted on a timely basis, if at all.

An IND is a request for authorization from the FDA to administer an investigational new drug product to humans in clinical trials. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human clinical trials. The IND also includes description of the manufacturing process and testing of the batch, results of animal studies assessing the toxicology, PK, pharmacology, and PD characteristics of the product; and any available human data or literature to support the use of the investigational new drug. An IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical trials. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical trials can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with Good Clinical Practices (“GCP”), which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Additionally, approval must also be obtained from each clinical trial site’s IRB or ethics committee, before the trials may be initiated, and the IRB or ethics committee must monitor the trial until completed. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries. Information related to the investigational product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial on the national ClinicalTrials.gov data registry. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in some cases for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs. The Final Rule on ClinicalTrials.gov registration and reporting requirements became effective in 2017, and the government has begun enforcing those requirements against non-compliant clinical trial sponsors.

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

Congress also recently amended the FDCA, as part of the Consolidated Appropriations Act for 2023, in order to require sponsors of a Phase 3 clinical trial, or other “pivotal study” of a new drug to support marketing authorization, to design and submit a diversity action plan for such clinical trial. The action plan must include the sponsor’s diversity goals for enrollment, as well as a rationale for the goals and a description of how the sponsor will meet them. Sponsors must submit a diversity action plan to the FDA by the time the sponsor submits the relevant clinical trial protocol to the agency for review. The FDA may grant a waiver for some or all of the requirements for a diversity action plan. It is unknown at this time how the diversity action plan may affect Phase 3 trial planning and timing, but if the FDA objects to a sponsor’s diversity action plan or otherwise requires significant changes to be made, it could delay initiation of the relevant clinical trial.

The clinical trial process can take years to complete, and there can be no assurance that the data collected will support FDA approval or licensure of the product. Results from one trial are not necessarily predictive of results from later trials. Medicenna may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

Submission of an NDA or BLA to the FDA

Assuming successful completion of all required preclinical studies and clinical testing in accordance with all applicable regulatory requirements, detailed investigational new drug product information is submitted to the FDA in the form of an NDA or a BLA requesting approval to market the product for one or more indications. Under federal law, the submission of most NDAs and BLAs are subject to an application user fee, and the sponsor of an approved NDA or BLA is also subject to an annual program fee. For fiscal year 2023, the application user fee is US$3.242 million. This fee is typically increased annually. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business (fewer than 500 employees). Applications for orphan drug products are exempted from the application user fee, unless the application includes an indication for other than a rare disease or condition.

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

The FDA reviews all submitted NDAs and BLAs to ensure that they are sufficiently complete for substantive review before it accepts them for filing. It may refuse to file the application and request additional information rather than accept an NDA or BLA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. The FDA must make a decision on accepting an NDA or BLA for filing within 60 days of receipt and inform the sponsor by the 74th day after the FDA’s receipt of the submission whether an application is sufficiently complete to permit substantive review.

Once an NDA or BLA has been accepted for filing, the FDA begins an in-depth review of the NDA or BLA. The FDA’s current goal is to review the application for a new molecular-entity (“NME”) NDA or an original BLA within ten months after it accepts the application for filing, or, if the application relates to an unmet medical need in a serious or life-threatening indication and is designated for priority review, six months after the FDA accepts the application for filing. The review process is often significantly extended by the FDA’s requests for additional information or clarification.

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

The FDA also may require development of a risk evaluation and mitigation strategy (“REMS”) plan, if it determines that a REMS is necessary to ensure that the benefits of the drug outweigh its risks and to assure the safe use of the drug or biologic. The REMS plan could include medication guides, physician communication plans, assessment plans and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools. The FDA determines the requirement for a REMS, as well as the specific REMS provisions, on a case-by-case basis. If the FDA concludes a REMS plan is needed, the sponsor of the NDA or BLA must submit a proposed REMS. The FDA will not approve an NDA or BLA without a REMS, if one is required.

The FDA’s Decision on an NDA or a BLA

After the FDA evaluates the NDA or BLA and conducts inspections of manufacturing facilities where the product will be produced, the FDA will issue either an approval letter or a complete response letter (“Complete Response Letter”). An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. In order to satisfy deficiencies identified in a Complete Response Letter, additional clinical data and/or additional Phase 3 clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, preclinical studies or manufacturing may be required for the product candidate. Even if such additional information is submitted, the FDA may ultimately decide that the NDA or BLA does not satisfy the criteria for approval. The FDA also may condition approval on, among other things, a REMS plan, the addition of contraindications, warnings or precautions to the product labeling, or a commitment to conduct one or more post-market studies or clinical trials. Such post-market testing may include Phase 4 clinical trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. New government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of Medicenna’s products under development.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication. Recent court cases have challenged the FDA’s approach to determining the scope of orphan drug exclusivity; however, at this time the agency continues to apply its long-standing interpretation of the governing regulations and has stated that it does not plan to change any orphan drug implementing regulations. If a drug or biological product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity.

Expedited Development and Review Programs

Post-marketing Requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping activities, reporting of adverse experiences, and complying with promotion and advertising requirements, which include restrictions on promoting approved drugs for unapproved uses or patient populations (known as “off-label use”). Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. Prescription drug promotional materials also must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the drug or biologic, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA/BLA or NDA/BLA supplement, which may require the applicant to develop additional data or conduct additional preclinical studies or clinical trials.

FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMPs. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned or salvaged products. The manufacturing facilities for our drug candidates must meet cGMP requirements and satisfy the FDA or comparable foreign regulatory authorities before any product is approved and commercial products can be manufactured or distributed. Manufacturers must comply with cGMPs that require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved drugs or biologics are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. The discovery of violative conditions, including failure to conform to cGMPs, could result in enforcement actions, and the discovery of problems with a product after approval may result in restrictions on a product, or on the manufacturer or holder of an approved NDA or BLA, including recall or product seizure.

Once an approval or clearance of a drug is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

●	fines, warning letters or other enforcement-related letters or clinical holds on post-approval clinical trials;

●	refusal of the FDA to approve pending NDAs/BLAs or supplements to approved NDAs/BLAs, or suspension or revocation of product approvals;

●	product seizure or detention, or refusal to permit the import or export of products;

●	injunctions or the imposition of civil or criminal penalties;

●	consent decrees, corporate integrity agreements, debarment, or exclusion from federal health care programs; and/or

●	mandated modification of promotional materials and labeling and the issuance of corrective information.

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

Other Healthcare Laws

Pharmaceutical manufacturers are subject to additional healthcare laws, regulation, and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation, U.S. federal anti-kickback, anti-self-referral, false claims, transparency, including the federal Physician Payments Sunshine Act, consumer fraud, pricing reporting, data privacy, data protection, and security laws and regulations. Similar state and local laws and regulations may also restrict business practices in the pharmaceutical industry, such as state anti-kickback and false claims laws, which may apply to business practices, including but not limited to, research, distribution, sales, and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information; state and local laws which require the tracking of gifts and other remuneration and any transfer of value provided to physicians, other healthcare providers and entities; and state and local laws that require the registration of pharmaceutical sales representatives; and state and local laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Coverage and Reimbursement

Sales of any pharmaceutical product depend, in part, on the extent to which such product will be covered by third-party payers, such as federal, state, and government healthcare programs, commercial insurance, and managed healthcare organizations, and the level of reimbursement for such product by third-party payers. Significant uncertainty exists as to the coverage and reimbursement status of any newly approved product. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. One third-party payor’s decision to cover a particular product does not ensure that other payors will also provide coverage for the product. As a result, the coverage determination process can require manufacturers to provide scientific details, information on cost-effectiveness, and clinical support for the use of a product to each payor separately. This can be a time-consuming process, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

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

For example, in August 2022 President Biden signed into law the Inflation Reduction Act (“IRA”). Among other things, the IRA has multiple provisions that may impact the prices of drug products that are both sold into the Medicare program and throughout the U.S. Starting in 2023, a manufacturer of drugs or biological products covered by Medicare Parts B or D must pay a rebate to the federal government if their drug product’s price increases faster than the rate of inflation. This calculation is made on a drug product by drug product basis and the amount of the rebate owed to the federal government is directly dependent on the volume of a drug product that is paid for by Medicare Parts B or D. Additionally, starting for payment year 2026, the Centers for Medicare and Medicaid Services (“CMS”) will negotiate drug prices annually for a select number of single source Part D drugs without generic or biosimilar competition. CMS will also negotiate drug prices for a select number of Part B drugs starting for payment year 2028. If a drug product is selected by CMS for negotiation, it is expected that the revenue generated from such drug will decrease. CMS has begun to implement these new authorities but their impact on the biopharmaceutical industry in the United States remains uncertain. Lawsuits against CMS alleging constitutional and other violations with respect to these aspects of the IRA have recently been initiated by industry and the U.S. Chamber of Commerce.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures. In December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate pharmacy benefit managers (“PBMs”) and other members of the health care and pharmaceutical supply chain, an important decision that has led to further and more aggressive efforts by states in this area. The Federal Trade Commission in mid-2022 also launched sweeping investigations into the practices of the PBM industry that could lead to additional federal and state legislative or regulatory proposals targeting such entities’ operations, pharmacy networks, or financial arrangements. Significant efforts to change the PBM industry as it currently exists in the U.S. may affect the entire pharmaceutical supply chain and the business of other stakeholders, including biopharmaceutical product developers like us.

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

Specialized Skill and Knowledge

Medicenna’s business requires personnel with specialized skills and knowledge in the fields of basic and applied immunotherapy and immunology and oncology in general. Medicenna has subcontracted out several key functions to highly specialized individuals and companies to conduct the preclinical development of drug candidates from our BiSKIT’s platform, manufacturing of MDNA11 and bizaxofusp as well as certain clinical and regulatory aspects of the ABILITY study. These programs are overseen by Medicenna’s Chief Executive Officer, Chief Development Officer and Acting Chief Medical Officer, to ensure proper and timely completion of the required activities. In addition Medicenna has deep expertise available on its Clinical Advisory Board, Development Advisory Committee and Scientific Advisory Board.

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

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The management’s discussion and analysis of the Company for the year ended March 31, 2023 is included in this Annual Report in Exhibit 15.1.

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A          Directors and Senior Management

The following table sets forth the name, position, age, and functions and areas of experience in the Company of each of our directors and senior management:

Name / Age / Province / State and Country of Residence	Position with the Company	Date Became a Director / Officer	Principal Occupation Last Five Years
Fahar Merchant, PhD Toronto, Ontario Canada Age: 65	President, Chief Executive Officer and Director	Director since October 30, 2011 / Officer since 2011	President and Chief Executive Officer of the Company (2011 to present)
Rosemina Merchant, MESc Toronto, Ontario, Canada Age: 67	Chief Development Officer and Director	Director since April 25, 2016; Officer since October 30, 2011	Chief Development Officer of the Company (2011 to present)
Elizabeth Williams, CPA, CA Georgetown, Ontario, Canada Age: 46	Chief Financial Officer, Corporate Secretary	Officer since December 2016	Chief Financial Officer of the Company (2016 to present)
Albert G. Beraldo, CPA, CA(1)(3) Toronto, Ontario, Canada Age: 69	Lead Independent Director	Director since November 22, 2016	President of Idoman Ltd. (2008 to present)
Karen Dawes, MA, MBA(1)(2) Palm Beach Gardens, Florida, USA Age: 71	Director	Director since September 24, 2019	President, Knowledgeable Decisions, LLC (2003 to present)
John (Jack) Geltosky, PhD(3) Portland, Oregon, USA Age: 77	Director	Director since September 30, 2020	Managing Director of JEG and Associates, LLC (2011 to present)
Chandrakant Panchal, PhD(1) Pierrefonds, Quebec, Canada Age: 74	Director	Director since November 22, 2016	Chairman, Chief Executive Officer and Chief Scientific Officer of Axcelon Biopolymers Corp. (2001 to present)
John H. Sampson, MD, PhD, MBA(2) Linville, North Carolina, USA Age: 56	Director	Director since September 23, 2021

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

Karen Dawes, MA, MBA

Ms. Karen Dawes was appointed a Director of the Company in September 24, 2019. Ms. Dawes has over 20 years of commercial and executive management and has been a key player in the successful development, launch, and marketing of products in the Cardiovascular, CNS, Oncology, Metabolic, Infectious Disease, and Women’s and Men’s Health areas, including five blockbuster therapeutics. Her industry experience began with 10 years of commercial and executive management at Pfizer, where she gained increasing responsibility in product management, development, and strategy leading to her position as Vice-President, Marketing, Pratt Division. Ms. Dawes then moved to the biotech pioneer Genetics Institute (GI), where, as Chief Commercial Officer, she built the company’s initial commercial operations including strategic and operational marketing, sales, medical affairs, public relations, and market research. When GI was acquired by Wyeth, Ms. Dawes was appointed by the new parent company as Senior Vice-President, Global Strategic Marketing. Subsequently, she moved to Bayer Corporation as Division Head for the company’s U.S. Pharmaceuticals Division. Ms. Dawes is currently President of Knowledgeable Decisions, a biopharmaceutical consulting firm focusing on corporate and commercial strategy. Ms. Dawes also serves as the chairperson of the board of directors of Repligen Corporation (Nasdaq: RGEN) and is a member of the boards of directors of Vaccitech PLC (Nasdaq), JPA Health, and Medicines360. Ms. Dawes has a combined B.A. and M.A. from Simmons College and an MBA from Harvard Business School.

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

Elizabeth Williams, CPA, CA

Ms. Williams, CPA, CA has more than 18 years of experience in biotech, working with publicly listed entities in both Canada and the United States. Ms. Williams has extensive financing experience playing an integral role in raising more than $250 million in financing by way of public offerings, private placements, rights offerings, at-the-market facilities, warrant exercises, corporate reorganizations and debt (issuance and redemption). Prior to joining Medicenna, Ms. Williams was the Vice President of Finance and Administration at Aptose Biosciences Inc. (TSX and Nasdaq), a biotechnology company (“Aptose”). While at Aptose, Ms. Williams held several positions including acting as the Chief Financial Officer during a lengthy transition period and was responsible for a broad range of activities including financings, financial reporting and regulatory compliance. Prior to joining Aptose, Ms. Williams was an Audit Manager at Ernst & Young LLP with a focus on publicly listed multinational companies. Ms. Williams is a Director and Chair of the Audit Committee of Triumvira Immulogics Inc. Ms. Williams is a Chartered Professional Accountant and Chartered Accountant and received a Bachelor of Business Administration from Wilfrid Laurier University.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix
Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	3
LGBTQ+	-
Did Not Disclose Demographic Background	-

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

Other than as described below, to the knowledge of the Company, no director or executive officer of the Company is, or within the 10 years prior to the date hereof has been, a director, chief executive officer, or chief financial officer, of any company (including the Company) that was subject to (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities laws, that was in effect for a period of more than thirty consecutive days, issued while that person was acting in such capacity or issued thereafter but resulted from an event that occurred while that person was acting in such capacity.

Dr. Chandrakant Panchal is the chairman of the board of Avicanna Inc. (“Avicanna”). Avicanna announced, on March 29, 2021, that it was unable to file its audited annual financial statements for the year ended December 31, 2020, and accompanying management’s discussion and analysis, annual information form and related certifications on or before March 31, 2021, as required under applicable securities laws. On June 11, 2021, a cease trade order was issued by its principal regulator, the Ontario Securities Commission. The order was revoked on September 10, 2021, further to Avicanna filing the periodic and continuous disclosure documents required under applicable securities legislation.

Bankruptcies

Other than as described below, to the knowledge of the Company, no director or executive officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, or within the 10 years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in such capacity or within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Dr. Jack Geltosky was a director of Sophiris Bio Inc. when it decided to shut down its operations in May 2020. In connection with the shutdown, Sophiris Bio Inc. reached a compromise agreement with its senior creditor to pay an amount less than the full amount owed to the creditor.

Dr. Panchal and Mr. Albert G. Beraldo were both directors of Pure Global Cannabis Inc. when it sought and obtained, on March 19, 2020, an Order from the Ontario Superior Court of Justice (Commercial List) granting relief under the Companies’ Creditors Arrangement Act (Canada). On May 1, 2020, Dr. Panchal and Mr. Beraldo both resigned as directors of Pure Global Cannabis Inc. and a receiver and manager was appointed to hold its assets pursuant to the Bankruptcy and Insolvency Act (Canada) by Order of the Ontario Superior Court of Justice (Commercial List).

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

Benchmarking

In February 2023, the Compensation Committee retained the services of Gallagher Benefit Services (Canada) Group Inc. (“Gallagher”) to perform an analysis of Executive and Director compensation with respect to the Company’s executive compensation program.

Gallagher was hired directly by the Compensation Committee and may not receive other mandates from the Company unless said Committee gives its prior consent.

The following table presents the fees paid by the Company to Gallagher:

	March 31, 2023	March 31, 2022
Executive compensation related fees	$23,500	Nil
Other fees	Nil	Nil

Named Executive Officers - Compensation Comparator Group

In order to perform its analysis, Gallagher compared Medicenna’s executive compensation against the following named peer companies (“Peer Group”) approved by the Compensation Committee. All criteria were assessed as of February 2023.

Company	Industry (Biotech)	Exchange (Nasdaq)	Geography (Canada)	Market Capitalization[1] ($0-100M)	Market Capitalization[1] (>$200M)
Aptose Biosciences Inc.	X	X	X	X
Bolt Biotherapeutics Inc.	X	X		X
BriaCell Therapeutics Corp.	X	X	X		X
Cue Biopharma, Inc.	X	X			X
Essa Pharma Inc.	X	X	X		X
IMV Inc.	X	X	X	X
Neoleukin Therapeutics, Inc.	X	X		X
Oncolytics Biotech Inc.	X	X	X		X
Werewolf Therapeutics, Inc.	X	X			X
Xilio Therapeutics, Inc.	X	X			X
Medicenna	X	X	X	X
1.	All financial data has been extracted from S&P Global Market Intelligence’s S&P Capital IQ platform. Market Capitalization data is as of February 1, 2023.

In addition to proxy data, Gallagher gathered competitive market data from its proprietary databases to:

●	arrive at competitive market compensation;

●	evaluate market data at the 25th, 50th, and 75th percentiles for all pay elements; and

●

assess compensation based on base salary, target total cash compensation (base salary + target short term incentive opportunity), long-term incentives (annual and total stock option Black-Scholes value + full-value share face value) and target total direct compensation (target total cash compensation + long-term incentives).

Gallagher’s findings included that Medicenna’s target total direct compensation to the executive team was well below the 25th percentile for each of the Named Executive Officers.

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

Short-Term Compensation Incentives

The role of short-term compensation incentives at Medicenna is to motivate our executive officers to achieve specified performance objectives for fiscal 2023 and to reward them for their achievement in the event that those objectives are met. The Board sets annual corporate objectives encompassing scientific, clinical, regulatory, business and corporate development and financial criteria. The annual cash bonus for the executive officers is based, at least in part, on the level of achievement of these annual objectives, assuming these objectives are still relevant at the time of evaluation. All current corporate and executive officer objectives are reviewed by the Compensation Committee and approved by the Board. The Compensation Committee recommends to the Board the awarding of bonuses, payable in cash, stock or share options if warranted by individual performance.

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

Performance Graph

The following graph compares the total shareholder return of $100 invested in our Common Shares since the Company’s initial public offering with the total return of the S&P/TSX Capped Health Care Index:

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

Summary Compensation Table

The following table details the compensation information for the three fiscal years ended March 31, 2023 of the Company, for the Chairman, President and Chief Executive Officer, the Chief Financial Officer and the Chief Development Officer (each, an “NEO” and, collectively the “Named Executive Officers”).

Name and Principal Position	Year Ended	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total Compensation ($)
					Annual incentive plan ($)	Long-term incentive plans ($)
Dr. Fahar Merchant Chairman, President and Chief Executive Officer	March 31, 2023 March 31, 2022 March 31, 2021	428,365(1) 436,154(1) 543,383(1)	N/A N/A N/A	422,820(2) 432,305(3) 298,915(4)	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	26,000(5) 26,000(5) 26,000(5)	877,185 894,459 868,298
Ms. Elizabeth Williams, Chief Financial Officer	March 31, 2023 March 31, 2022 March 31, 2021	285,000 285,000 260,000	N/A N/A N/A	186,732(2) 148,236(3) 118,052(4)	Nil Nil 74,880	Nil Nil Nil	N/A N/A N/A	26,000(5) 26,000(5) 26,000(5)	497,732 459,236 478,932
Ms. Rosemina Merchant Chief Development Officer	March 31, 2023 March 31, 2022 March 31, 2021	338,462(1) 344,615(1) 401,418(1)	N/A N/A N/A	249,251(2) 193,071(3) 133,941(4)	Nil Nil 38,350	Nil Nil Nil	N/A N/A N/A	26,000(5) 26,000(5) 26,000(5)	613,713 563,686 599,709
Dr. Mann Muhsin Former Chief Medical Officer	March 31, 2023 March 31, 2022	Nil 331,846(6)	N/A N/A	Nil 572,205(3)(8)	Nil Nil	Nil Nil	N/A N/A	Nil Nil	Nil 904,051
Dr. Kevin Moulder Former Chief Scientific Officer	March 31, 2023 March 31, 2022	Nil 99,525(7)	N/A N/A	Nil 370,040(3)(8)	Nil Nil	Nil Nil	N/A N/A	Nil Nil	Nil 469,565

(1)

Includes amounts paid to the Executive for vacation pay accrued but unused. For Dr. Merchant, an amount of $23,365 was paid for unused vacation (base salary $405,000) in the year ended March 31, 2023, $31,154 (base salary $405,000) in the year ended March 31, 2022 and $148,383 (base salary $395,000) in the year ended March 31, 2021. For Ms. Merchant, an amount of $18,462 (base salary $320,000) was paid for unused vacation in the year ended March 31, 2023, $24,615 (base salary $320,000) in the year ended March 31, 2021 and $106,418 (base salary $295,000) for the year ended March 31, 2021.

(2)

In determining the fair value of these option-based awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility 90%; (iii) risk-free interest rate of 4.50%; and (iv) no dividend yield. The Company has decided to use the Black-Scholes valuation methodology because it is equivalent to the option value reported in the Company’s consolidated financial statements.

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

(8)	Options granted to Dr. Muhsin and Dr. Moulder were forfeited unvested upon their resignation.

Incentive Plan Award – Named Executive Officers

Outstanding Share-Based Awards and Option-Based Awards

The following tables show all awards outstanding to each NEO as at March 31, 2023:

	Option-based Awards				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dr. Fahar Merchant Chairman, President and Chief Executive Officer	198,487 77,299 300,000 300,000 350,000 350,000 405,000	3.14 5.11 1.30 1.00 2.00 2.01 1.45	Sep 23, 2031 Nov 3, 2030 Nov 8, 2029 Feb 14, 2029 Feb 13, 2027 Sept 21, 2027 June 24, 2032	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil
Ms. Elizabeth Williams Chief Financial Officer	68,073 30,528 150,000 200,000 125,000 75,000 178,862	3.14 5.11 1.30 1.00 2.00 2.01 1.45	Sep 23, 2031 Nov 3, 2030 Nov 8, 2029 Feb 14, 2029 Feb 13, 2027 Sept 21, 2027 June 24, 2032	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil
Ms. Rosemina Merchant Chief Development Officer	88,646 34,637 200,000 200,000 250,000 150,000 238,746	3.14 5.11 1.30 1.00 2.00 2.01 1.45	Sep 23, 2031 Nov 3, 2030 Nov 8, 2029 Feb 14, 2029 Feb 13, 2027 Sept 21, 2027 June 24, 2032	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil

(1)

These amounts are calculated based on the difference between the market value of the securities underlying the Options on March 31, 2023 at the end of the fiscal year ($0.88), and the exercise price of the Options.

Value Vested or Earned During the Year

The following table sets forth for each NEO the value vested or earned on all option-based awards, share-based awards and non-equity incentive plan compensation during the year ended March 31, 2023:

Name and Principal Position	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Fahar Merchant Chairman, President and Chief Executive Officer	Nil	N/A	Nil
Ms. Elizabeth Williams Chief Financial Officer	Nil	N/A	Nil
Ms. Rosemina Merchant Chief Development Officer	Nil	N/A	Nil

Pension Plan Benefits

The Company does not provide pension plan benefits to its NEOs or employees of the Company.

Director Compensation Table

The following table details the compensation received by each director for the year ended March 31, 2023 (other than directors who were also Named Executive Officers and for whom information is shown in the table under the heading “Summary Compensation Table” above):

Name	Fees earned ($)	Share-based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)
Mr. Albert G. Beraldo	81,750	Nil	61,200	Nil	N/A	Nil	142,950
Dr. Chandrakant Panchal	51,875	Nil	61,200	Nil	N/A	Nil	113,075
Dr. John (Jack) Geltosky	56,250	Nil	61,200	Nil	N/A	Nil	117,450
Ms. Karen Dawes	62,500	Nil	61,200	Nil	N/A	Nil	123,700
Dr. John Sampson	50,625	Nil	61,200	Nil	N/A	Nil	111,825

(1)

In determining the fair value of these option-based awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of 5 years; (ii) volatility 90%; (iii) risk-free interest rate of 4.50%; and (iv) no dividend yield. The Company has decided to use the Black-Scholes valuation methodology because it is equivalent to the option value reported in the Company’s consolidated financial statements.

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

Dr. Merchant and Ms. Merchant did not receive any compensation for their role as directors of the Company.

Incentive Plan Awards – Directors

Outstanding Share-Based Awards and Option Based Awards

The following table sets forth for each director, other than the Named Executive Officers who are directors, all option-based and share-based awards outstanding at March 31, 2023:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Mr. Albert G. Beraldo	27,070 15,655 75,000 50,000 50,000 50,000 58,621	3.14 5.11 1.30 1.00 2.00 2.88 1.45	Sep 23, 2026 Nov 3, 2025 Nov 8, 2024 Feb 14, 2024 Feb 13, 2027 Nov 10, 2022 June 24, 2027	Nil Nil Nil Nil Nil Nil Nil	N/A	N/A	N/A
Dr. Chandrakant Panchal	27,070 15,655 75,000 50,000 50,000 50,000 58,621	3.14 5.11 1.30 1.00 2.00 2.88 1.45	Sep 23, 2026 Nov 3, 2025 Nov 8, 2024 Feb 14, 2024 Feb 13, 2027 Nov 10, 2022 June 24, 2027	Nil Nil Nil Nil Nil Nil Nil	N/A	N/A	N/A
Dr. John (Jack) Geltosky	27,070 15,655 58,621	3.14 5.11 1.45	Sep 23, 2026 Nov 3, 2025 June 24, 2027	Nil Nil Nil	N/A	N/A	N/A
Karen Dawes	27,070 15,655 75,000 58,621	3.14 5.11 1.30 1.45	Sep 23, 2026 Nov 3, 2025 Nov 8, 2024 June 24, 2027	Nil Nil Nil Nil	N/A	N/A	N/A
Dr. John Sampson	27,070 58,621	3.14 1.45	Sep 23, 2026 June 24, 2027	Nil Nil	N/A	N/A	N/A

(1)

These amounts are calculated based on the difference between the market value of the securities underlying the Options on March 31, 2023 at the end of the fiscal year ($0.88), and the exercise price of the Options.

Value Vested or Earned During the Year

The following table sets forth for each director the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the year ended March 31, 2023.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Mr. Albert G. Beraldo	3,810	N/A	Nil
Dr. Chandrakant Panchal	3,810	N/A	Nil
Dr. Jack Geltosky	3,810	N/A	Nil
Ms. Karen Dawes	3,810	N/A	Nil
Dr. John Sampson	3,810	N/A	Nil

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth certain details as at the end of the year ended March 31, 2023 with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance.

Plan Category	Number of Shares to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of Shares remaining available for future issuance under the equity compensation plans (excluding Shares reflected in column (a)) (c)
Equity compensation plans approved by Shareholders	5,610,353	$1.84	4,832,840
Equity compensation plans not approved by Shareholders	Nil	Nil	Nil
Total	5,610,353	$1.84	4,832,840

Employment Agreements

We have entered into employment agreements with Fahar Merchant, Rosemina Merchant and Elizabeth Williams.

Fahar Merchant

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

Rosemina Merchant

On October 1, 2016, Rosemina Merchant entered into an amended and restated employment agreement with MTI and MBI. Pursuant to this agreement, as amended, both MTI and MBI employ Ms. Merchant as an executive officer for a base annual salary of $320,000, a $26,000 annual retirement contribution and an annual bonus of up to 40% of her base annual salary. Ms. Merchant is also entitled to executive benefits comparable to those provided by MTI and MBI to other senior executives, including but not limited to executive level health insurance and benefits. MBI and MTI may also grant Ms. Merchant stock options pursuant to the terms defined in the Company’s Stock Option Plan. See “6.E Share Ownership” below for a description of the Company’s Stock Option Plan. This agreement can be terminated by any party for convenience or for cause, and in the event of termination, MTI and MBI will pay Ms. Merchant a severance fee pursuant to the terms set forth in the Agreement and described below. The foregoing description is qualified in its entirety by reference to Ms. Merchant’s employment agreement, which is included as Exhibits 10.12, 10.13, 10.14 and 10.15 hereto and incorporated by reference herein.

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

Termination and Change of Control Benefits

The employment agreements of Dr. Merchant, Ms. Williams and Ms. Merchant provide that if their employment is terminated by the Company other than for cause, they will be entitled to the following benefits:

Name	Termination Without Cause		Change of Control
Dr. Fahar Merchant	$607,500	(1)	$607,500	(1)
Ms. Elizabeth Williams	$285,000	(2)	$285,000	(2)
Ms. Rosemina Merchant	$320,000	(3)	$320,000	(3)

(1)	This amount represents 18 months of Dr. Merchant’s annual base salary as of March 31, 2023.
(2) (3)	This amount represents 12 months of Ms. Williams annual base salary as of March 31, 2023. This amount represents 12 months of Ms. Merchant’s annual base salary as of March 31, 2023.

Fahar Merchant

In the event that Dr. Merchant’s employment is terminated by Medicenna other than for cause, Dr. Merchant shall be entitled to receive a lump sum payment equal to one and one half times his then annual base salary (less applicable source deductions) as well as any bonus eligible but not yet paid as of the time of termination. As at March 31, 2023, this obligation would have been $607,500. In addition, all unvested Options will become immediately vested and exercisable. In the event of termination without cause or for good reason either in connection with or twelve months following a change of control, Dr. Merchant shall be entitled to severance pay equivalent to one and one half times his then annual base salary (less applicable source deductions) as well as any bonus eligible but not yet paid as of the time of termination. As at March 31, 2023, this obligation would have been $607,500. In addition, all unvested Options will become immediately vested and exercisable.

Elizabeth Williams

In the event that Ms. Williams’s employment is terminated by Medicenna other than for cause, Ms. Williams shall be entitled to receive a lump sum payment equal to twelve months of her then annual base salary. As at March 31, 2023, this obligation would have been $285,000.

In the event of termination without cause or for good reason either in connection with or twelve months following a Change of Control, Ms. Williams shall be entitled to severance pay equivalent to be entitled to receive a lump sum payment of twelve months of her then annual base salary as well as any bonus eligible but not yet paid as of the time of termination. As at March 31, 2023, this obligation would have been $285,000.

Rosemina Merchant

In the event that Ms. Merchant’s employment is terminated by Medicenna other than for cause, Ms. Merchant shall be entitled to receive a lump sum payment equal to one times her then annual base salary (less applicable source deductions). As at March 31, 2023, this obligation would have been $320,000.

In the event of termination without cause or for good reason either in connection with or twelve months following a change of control, Ms. Merchant shall be entitled to severance pay equivalent to one times her then annual base salary (less applicable source deductions) as well as any bonus eligible but not yet paid as of the time of termination. As at March 31, 2023, this obligation would have been $320,000. In addition, all unvested Options will become immediately vested and exercisable.

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

the independent auditor’s qualifications, independence and performance; and

the design, implementation and performance of the Company’s internal audit function.

Audit Committee Terms of Reference

The Company has a written charter which sets out the duties and responsibilities of its Audit Committee. The Audit Committee Charter is attached hereto as Exhibit 15.2.

Audit Committee Composition

The Company’s Audit Committee is comprised of three directors: Albert G. Beraldo (Chair), Karen Dawes and Chandrakant Panchal.

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

Albert G. Beraldo, CPA, CA (Chair) – Mr. Beraldo worked in public accounting with Ernst and Whinney until he joined Vetrepharm Canada Inc. as Financial Controller in 1983. Mr. Beraldo is the Financial Expert of the Audit Committee and has many years of experience as the Chief Financial Officer of both private and public companies. Mr. Beraldo obtained a Bachelor of Commerce degree from the University of Windsor and a Chartered Accountant designation from the Canadian Institute of Chartered Accountants. Mr. Beraldo is financially literate and an independent director of the Company for the purpose of NI 52-110.

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

Chandrakant Panchal, PhD - Dr. Panchal is the Founder of Axcelon Biopolymers Corp., a biotechnology company where he is Chairman, CEO and CSO. From 1989 to 1999 he was Co-Founder, President, and CEO of Procyon Biopharma Inc., which he took public on the TSXV in 1998 and later on the TSX in 2000. Thereafter, Dr. Panchal was CSO at Procyon until its merger with Cellpep, Inc (2006). He was then Senior Executive VP of Business Development at the merged entity, Ambrilia Biopharma Inc. During his term at Procyon and Ambrilia, he led several licensing and M&A transactions with pharmaceutical and biotechnology companies relating to cancer and HIV drugs developed by the company. Dr. Panchal sits on the boards of Avicanna Inc.(as Chairman) (TSX), and four other private corporations. Dr. Panchal obtained a PhD in biochemical engineering from Western University. Dr. Panchal is financially literate and an independent director of the Company for the purpose of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services, as described in the Audit Committee Charter attached hereto as Exhibit 15.2. All non-audit services performed by our auditors for the twelve-month period ended March 31, 2023 were pre-approved by our Audit Committee. It is our policy that all non-audit services performed by our auditors will continue to be pre-approved by our Audit Committee.

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

b.	grant options under the Company’s Stock Option Plan, as amended from time to time;

c.	review and approve the cash and non-cash compensation of the executive officers;

d.	recommend to the Board the cash and non-cash compensation policies for the non-employee directors;

e.	make recommendations to the Board with respect to amendments to the Company’s Stock Option Plan or implementing other equity-based plans;

f.	assist the Board in evaluating potential candidates for executive officer positions with the Company; and

g.	produce a compensation committee report on executive officer compensation as required by the applicable securities laws.

The Compensation Committee is composed of independent directors, including John (Jack) Geltosky and Albert G. Beraldo. The Chair of the Compensation Committee is John (Jack) Geltosky. In discharging its responsibilities, the Compensation Committee shall meet as often as it determines necessary or advisable, but not less frequently than annually. The Compensation Committee may also hold special meetings or act by unanimous written consent as the Compensation Committee may decide.

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

The Corporate Governance and Nomination Committee is composed of independent directors, including Karen Dawes and John Sampson. The Chair of the Corporate Governance and Nomination Committee is Karen Dawes. In discharging its responsibilities, the Corporate Governance and Nomination Committee shall meet as often as it determines necessary or advisable, but not less than twice a year. The Corporate Governance and Nomination Committee may also hold special meetings or act by unanimous written consent as the Corporate Governance and Nomination Committee may decide.

6.D.         Employees

As at March 31, 2023, Medicenna had 16 full-time employees and one part-time consultant, including seven holding PhD degrees, two with an MBBS and two employees holding CPA designations.

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

6.E.         Share Ownership

The following table indicates information as of June 10, 2022, regarding the beneficial ownership of our Common Shares, for:

●	each person who is known by us to beneficially own more than 5% of our Common Shares;

●	each named executive officer;

●	each of our directors; and

●	all of our directors and executive officers as a group.

Unless otherwise indicated in the footnotes to the table, and subject to community property laws where applicable, the following persons have sole voting and investment control with respect to the shares beneficially owned by them. In accordance with SEC rules, if a person has a right to acquire beneficial ownership of any Common Shares on or within 60 days of June 20, 2023, upon conversion or exercise of outstanding securities or otherwise, the shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of our shares that person beneficially owns. These shares are not included in the computations of percentage ownership for any other person. As of June 9, 2023, we had 11 record holders of our Common Shares, with 6 record holders in Canada, representing 67% of our outstanding Common Shares, and 5 record holders in the United States, representing 33% of our outstanding Common Shares.

Except as otherwise indicated, the address of each of the persons in this table is 2 Bloor St., 7th Floor, Toronto, Ontario M4W 3E2.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% and Greater Shareholders:
Fahar Merchant, PhD(1)	18,782,468	27.0%
Rosemina Merchant(2)	18,782,468	27.0%
Aries Biologics Inc.(3)	5,500,000	7.9%
AIGH Capital Management, LLC (4)	5,429,983	7.8%

Directors and Named Executive Officers:
Elizabeth Williams, CPA, CA(5)	666,937	1.0%
Albert G. Beraldo, CPA, CA(6)	651,346	* %
Karen Dawes, MA(7)	201,346	* %
John (Jack) Geltosky, PhD(8)	101,346	* %
Chandrakant Panchal, PhD(9)	329,346	* %
John H. Sampson, MD, PhD, MBA(10)	85,691	* %
All executive officers and directors as a group (8 persons)(11)	20,818,480	29.9%

*	Indicates beneficial ownership of less than 1%.

(1)

Includes 100,000 Common Shares underlying warrants and 1,550,168 Common Shares underlying options held directly by Dr. Merchant. Also includes (i) 5,250,000 Common Shares, 100,000 Common Shares underlying warrants and 930,900 Common Shares underlying warrants held by Rosemina Merchant who is married to Dr. Merchant; and (ii) 5,500,000 Common Shares held by Aries Biologics Inc., the voting shares of which are held 50% by Dr. Merchant and 50% by Ms. Merchant.

(2)

Includes 100,000 Common Shares underlying warrants and 1,550,168 Common Shares underlying options held directly by Dr. Merchant. Also includes (i) 5,250,000 Common Shares, 100,000 Common Shares underlying warrants and 930,900 Common Shares underlying warrants held by Rosemina Merchant who is married to Dr. Merchant; and (ii) 5,500,000 Common Shares held by Aries Biologics Inc., the voting shares of which are held 50% by Dr. Merchant and 50% by Ms. Merchant.

(3)	The voting shares of Aries Biologics, Inc. are held 50% by Dr. Merchant and 50% by Ms. Merchant.

(4)

Includes 1,000,000 warrants to purchase Common Shares. Based solely on the Form 13G/A filed on February 15, 2023, with respect to securities jointly held by AIGH Capital Management, LLC, AIGH Inventory Partners, LLC, and Mr. Orin Hirschman with a principal address of 6006 Berkeley Ave., Baltimore, MD 21209.

(5)	Includes 651,637 Common Shares underlying options held by Ms. Williams.

(6)	Includes 326,346 Common Shares underlying options.

(7)	Includes 176,346 Common Shares underlying options.

(8)	Consists of 101,346 Common Shares underlying options.

(9)	Includes 326,346 Common Shares underlying options.

(10)	Consists of 85,691 Common Shares underlying options.

(11)	Includes 200,000 Common Shares underlying warrants and 4,148,780 Common Shares underlying options.

Stock Option Plan

The Company’s Stock Option Plan was approved for adoption by shareholders on September 21, 2017 to amend, restate and supersede the previous stock option plan adopted by the Company in 2015.

The Stock Option Plan does not have a fixed number of Shares issuable thereunder, but permits the issuance of up to an aggregate of 15% of the outstanding Shares from time to time. As at March 31, 2023, the Company had Options outstanding under the Stock Option Plan to purchase up to 5,610,353 Shares (representing approximately 8.06% of the then 69,637,469 issued and outstanding Shares). Accordingly, unallocated options with respect to an aggregate of 4,832,840 Shares were available for future grants (representing approximately 6.94% of the then 69,637,469 issued and outstanding Shares).

The Company’s annual “burn rate” for stock options granted under the Stock Option Plan (including predecessor plans), calculated as described in Section 613(p) of the TSX Company Manual with respect to the number of issued and outstanding Shares (total number of stock options issued in a fiscal year, divided by the weighted average number of outstanding Shares for that year) was 0.9% in the fiscal year ended March 31, 2021, 2.02% in the fiscal year ended March 31, 2022 and 1.99% in the fiscal year ended March 31, 2023.

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

6.F.         Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

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

ITEM 8.                FINANCIAL INFORMATION

8.A.         Consolidated Statements and Other Financial Information

The audited consolidated financial statements for the years ended March 31, 2021, 2022 and 2023 can be found under “Item 17. Financial Statements”.

8.B.         Significant Changes

We are not aware of any significant change that has occurred since March 31, 2023, the date of the audited consolidated financial statements included in this Annual Report, and that has not been disclosed elsewhere in this Annual Report.

ITEM 9.                THE OFFER AND LISTING.

9.A.         Offer and Listing Details

The Common Shares are listed and posted for trading on each of the TSX and Nasdaq under the trading symbol “MDNA”.

The following tables shows the price ranges and volumes traded on the TSX and Nasdaq for the periods noted:

Month	TSX
	High ($)	Low ($)	Volume (#)
April 2022	$1.97	$1.35	759,096
May 2022	$1.50	$1.18	337,182
June 2022	$1.70	$0.98	649,295
July 2022	$2.14	$1.40	626,848
August 2022	$2.38	$1.13	3,115,804
September 2022	$1.35	$1.06	880,743
October 2022	$1.21	$0.89	830,546
November 2022	$1.00	$0.55	1,131,966
December 2022	$0.88	$0.54	792,462
January 2023	$1.04	$0.64	565,931
February 2023	$1.05	$0.84	514,248
March 2023	$0.85	$0.68	400,629

Month	Nasdaq
	High ($)	Low ($)	Volume (#)
April 2022	US$1.59	US$1.07	3,531,700
May 2022	US$1.24	US$0.91	1,828,600
June 2022	US$1.33	US$0.76	1,416,700
July 2022	US$1.64	US$1.10	996,400
August 2022	US$1.88	US$0.86	14,694,300
September 2022	US$1.06	US$0.77	4,702,500
October 2022	US$0.95	US$0.65	3,111,500
November 2022	US$0.77	US$0.40	4,325,100
December 2022	US$0.62	US$0.40	3,225,900
January 2023	US$0.79	US$0.47	3,360,200
February 2023	US$0.79	US$0.57	1,776,800
March 2023	US$0.63	US$0.50	1,341,200

Convertible Securities

As at the date hereof, there are issued and outstanding the following convertible securities of the Company, details of which are outlined in the table below:

Security	Number	Exercise or Conversion Price	Expiry Date (dd/mm/yyyy)
Stock options	5,610,353	$1.00 to $5.19	24/02/2024 to 12/08/2032
Warrants	13,333,333	US$1.85	10/08/2027
Warrants	1,303,000	$1.20	21/12/2023
Warrants	1,549,042	$1.75	17/07/2023

The following securities of the Company (other than Common Shares) were issued during the fiscal year ended March 31, 2023:

Date of Issue	Security	Number	Exercise Price
June 24, 2022	Stock options	1,115,713	$1.45
August 12, 2022	Stock options	175,000	$1.36

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

Share Capitalization

The authorized share capital of the Company consists of an unlimited number of Common shares, and an unlimited number of Preferred shares. As of the date hereof, our authorized share capital consists of (i) an unlimited number of Common Shares, of which 69,637,469 are issued and outstanding, and (ii) an unlimited number of Preferred shares, of which nil are issued and outstanding. In addition, we have 5,610,353 Common Shares issuable pursuant to outstanding stock options and 16,185,386 issuable upon the exercise of outstanding warrants. We had nil beneficial owners of our Preferred Shares as of March 31, 2023.

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

Based on the Company’s interpretation of the law, the Company’s recent financial statements, and taking into account expectations about the Company’s income, assets and activities, the Company believes that it may have been a PFIC for the taxable year ended March 31, 2023 and expects that it will be a PFIC for the current taxable year. The determination of whether the Company is a PFIC for the taxable year ended March 31, 2023 and the current taxable year will depend, in part, on whether the Company receives government grants (including certain grants similar to those previously awarded by CPRIT) during the taxable year ended March 31, 2024, and the Company’s determination of whether such grants (if received) constitute passive income for PFIC testing purposes. A separate determination must be made after the close of each taxable year as to whether the Company is a PFIC for that year, and as a result, its PFIC status may change from year to year. The total value of the Company’s assets for purposes of the asset test generally will be calculated using the market price of the Common Shares, which may fluctuate considerably. Fluctuations in the market price of the Common Shares may result in the Company’s being a PFIC for any taxable year. Because of the uncertainties involved in establishing the Company’s PFIC status, there can be no assurance regarding if the Company currently is treated as a PFIC, or may be treated as a PFIC in the future.

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

iii.    Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles all of its financial obligations out of cash and cash equivalents. The ability to do so relies on the Company maintaining sufficient cash in excess of anticipated needs. As at March 31, 2023, the Company’s liabilities consist of accounts payable and accrued liabilities that have contracted maturities of less than one year.

iv.    Currency risk

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk from employee costs as well as the purchase of goods and services primarily in the United States and the cash balances held in foreign currencies. Fluctuations in the US dollar exchange rate could have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease in loss and comprehensive loss for the year ended March 31, 2023 or $2.3 million (March 31, 2022 - $0.6 million).

Balances in thousands of US dollars are as follows:

	March 31, 2023	March 31, 2022
	US$	US$
Cash and cash equivalents	18,250	5,456
Accounts payable and accrued liabilities	(1,598)	(1,269)
	16,652	4,187

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

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

14.E.      Use of Proceeds

On December 30, 2020, the Company entered into a sales agreement with SVB acting as a sales agent, pursuant to which the Company may, from time to time sell, at-the-market on the Nasdaq such number of common shares as would have an aggregate offering price of up to US$25.0 million (the “2020 ATM Offering”), which expired December 30, 2022.

During the year ended March 31, 2023, the Company issued 656,656 common shares (March 31, 2022 – 1,748,600) for gross proceeds of US$0.8 million (March 31, 2022 - US$3.1 million) at an average price of US$1.20 (March 31, 2022 - US$1.77) on the 2020 ATM Offering. The Company received; net of commissions US$0.8 million (March 31, 2022 - US$2.8 million). In total, we incurred share issuance costs (including commissions) of US$0.1 million (March 31, 2022 - US$0.1 million).

On August 11, 2022, pursuant to an underwritten public offering, 13,333,334 units were sold by the Company at a purchase price of US$1.50 per unit for gross proceeds of US$20.0 million ($25.6 million). Each unit included one common share with a fair value of US$1.06 and one common share purchase warrant with a fair value of US$0.44 (see Note 6). Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of US$1.85 until August 9, 2027. We incurred transaction costs of $2.2 million (US1.7 million) of which $1.6 million (US$1.2 million) were allocated to share issue costs and $0.6 million (US$0.5 million) were allocated to operating expenses, based on their relative fair values.

On February 17, 2023, the Company entered into a sales agreement with Oppenheimer & Co. Inc. acting as a sales agent, pursuant to which the Company may, from time to time sell, through at-the-market on the NASDAQ such number of common shares as would have an aggregate offering price of up to US10.0 million (the “2023 ATM Offering”). During the year ended March 31, 2023, the Company has issued no common shares on the 2023 ATM Offering.

ITEM 15.             CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report, an evaluation of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) of the Exchange Act) was carried out by the Company’s principal executive officer and principal financial officer. Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the design and operation of the Company’s disclosure controls and procedures are effective to ensure that (i) information required to be disclosed in reports that the Company files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and (ii) is accumulated and communicated to management, including the Company’s CEO and CFO, to allow timely decisions regarding required disclosure.

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

Management Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act) and has designed such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of March 31, 2023, based on those criteria.

Attestation Report of Independent Auditor

In accordance with the JOBS Act enacted on April 5, 2012, the Company qualifies as an “emerging growth company” ( “EGC”), which entitles the Company to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in this Annual Report for so long as the Company remains an EGC, which may be for as long as five years following its initial registration in the United States.

Changes in Internal Control over Financial Reporting

During the year ended March 31, 2023, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.             [RESERVED]

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Audit Committee, which consists exclusively of independent directors in accordance with Nasdaq listing requirements, is comprised of Albert G. Beraldo, Karen Dawes and Chandrakant Panchal. Albert G. Beraldo is the Chair of the Audit Committee. The Board of Directors has determined that Albert G. Beraldo, Karen Dawes and Chandrakant Panchal each meet the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 of the Exchange Act. The Board has determined that Albert G. Beraldo is financially literate as required by Nasdaq listing requirements and an “audit committee financial expert” as defined by Item 407(d)(5) of Regulation S-K. For a description of the education and experience of each member of the Audit Committee, see “Item 6A. Directors, Senior Management and Employees.”

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

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed and accrued to the Company by PricewaterhouseCoopers LLP, for the fiscal years ended March 31, 2022 and 2023:

	Year Ended March 31,
Services	2022	2023
Audit Fees(1)	$153,000	$179,000
Audit-Related Fees(2)	$72,500	$50,000
Tax Fees(3)	$29,095	$24,308
Other Fees(4)	$5,202	$9,588

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

Not Applicable.

ITEM 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.          CORPORATE GOVERNANCE

The Company is a foreign private issuer and its Common Shares are listed on the Nasdaq Capital Market.  Rule 5615(a)(3) of the Nasdaq Rules permits a foreign private issuer to follow its home country’s practices in lieu of certain requirements of the 5600 Series of the Nasdaq Rules, which set forth corporate governance requirements. In order to claim such an exemption, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under the Nasdaq Rules. Set forth below is a brief summary of such differences.

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

ITEM 16I.            DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.            INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to the Company from the fiscal year ending March 31, 2024.

PART III

ITEM 17:             FINANCIAL STATEMENTS

Financial Statements Filed as Part of this Annual Report:

Audited Annual Financial Statements for the years ended March 31, 2021, 2022 and 2023:

Independent Auditor's Report of PricewaterhouseCoopers LLP, dated June 26, 2023;

Consolidated Statements of Financial Position for the years ended March 31, 2022 and 2023;

Consolidated Statements of Loss and Comprehensive Loss for the years ended March 31, 2021, 2022 and 2023;

Consolidated Statements of Cash Flows for the years ended March 31, 2021, 2022 and 2023;

Consolidated Statements of Changes in Shareholders' Equity for the years ended March 31, 2021, 2022 and 2023;

Notes to the Consolidated financial statements.

ITEM 18:             FINANCIAL STATEMENTS

Refer to Item 17. Financial Statements.

ITEM 19.             EXHIBITS

The following Exhibits are being filed as part of this Annual Report, or are incorporated by reference where indicated:

Exhibit Number	Description
1.1(a)	Articles of Incorporation
1.2	By-law No. 2 (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K filed August 24, 2020)
1.3(a)	Amalgamation Agreement dated February 5, 2017 between A2 Acquisition Corp., Medicenna Therapeutics Inc. and 1102209 B.C. Ltd
2.1(a)%	Warrant indenture dated December 21, 2018 between the Company and TSX Trust Company
2.2(a)	Warrant indenture dated October 17, 2019 between the Company and TSX Trust Company
2.3	Warrant indenture dated August 11, 2022 between the Company and TSX Trust Company (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed August 11, 2022)
2.4

Supplemental warrant indenture dated October 17, 2022, between the Company and TSX Trust to amend the warrant indenture dated October 17, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Form 6K filed October 17, 2022)

4.1(a)#	2017 Stock Option Plan (including form of option agreement)
4.2(a)%	Exclusive (Equity) Agreement between the Board of Trustees of the Leland Stanford Junior University and Medicenna Therapeutics, Inc. related to IL-2 effective August 21, 2015
4.3(a)%	Exclusive (Equity) Agreement between the Board of Trustees of the Leland Stanford Junior University and Medicenna Therapeutics, Inc. related to IL-4 and IL-13 effective August 21, 2015
4.4(a)	Amendment to the Exclusive (Equity) Agreement between the Board of Trustees of the Leland Stanford Junior University and Medicenna Therapeutics, Inc. related to IL-2 effective August 1, 2019
4.5(a)	Amendment to the Exclusive (Equity) Agreement between the Board of Trustees of the Leland Stanford Junior University and Medicenna Therapeutics, Inc. related to IL-4 and IL-13 effective August 1, 2019
4.6(a)%	National Institutes of Health Start-Up Patent License Agreement between National Institutes of Health and Medicenna Therapeutics, Inc. effective September 26, 2013
4.7(a)%	Cancer Research Grant Contract between the Cancer Prevention and Research Institute of Texas and Medicenna Therapeutics, Inc. effective March 1, 2015
4.8(a)#%	Amended Executive Employment Agreement dated October 1, 2016 between Medicenna Therapeutics, Inc. and Fahar Merchant
4.9(a)#	Amendment to Executive Employment Agreement effective April 1, 2017 between Medicenna Therapeutics, Inc. and Fahar Merchant
4.10(a)#	Amendment to Executive Employment Agreement effective April 1, 2020 between Medicenna Therapeutics, Inc. and Fahar Merchant
4.11(a)#	Amendment to Executive Employment Agreement effective April 1, 2021 between Medicenna Therapeutics and Fahar Merchant

4.12(a)#%	Amended Executive Employment Agreement dated October 1, 2016 between Medicenna Therapeutics, Inc. and Rosemina Merchant
4.13(a)#	Amendment to Executive Employment Agreement effective April 1, 2017 between Medicenna Therapeutics, Inc. and Rosemina Merchant
4.14(a)#	Amendment to Executive Employment Agreement effective April 1, 2020 between Medicenna Therapeutics, Inc. and Rosemina Merchant
4.15(a)#	Amendment to Executive Employment Agreement effective April 1, 2021 between Medicenna Therapeutics, Inc. and Rosemina Merchant
4.16(a)#%	Executive Employment Agreement dated November 30, 2016 between Medicenna Therapeutics, Inc. and Elizabeth Williams
4.17(a)#	Amendment to Executive Employment Agreement effective April 1, 2017 between Medicenna Therapeutics, Inc. and Elizabeth Williams
4.18(a)#	Amendment to Executive Employment Agreement effective April 1, 2020 between Medicenna Therapeutics, Inc. and Elizabeth Williams
4.19(a)#	Amendment to Executive Employment Agreement effective April 1, 2021 between Medicenna Therapeutics, Inc. and Elizabeth Williams
8.1(a)	Subsidiaries of the Company
11.1(a)	Code of Business Conduct and Ethics
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Management Discussion and Analysis of the Company for the year ended March 31, 2023.
15.2(a)	Audit Committee Charter
15.3*	Consent of independent registered public accounting firm (PricewaterhouseCoopers LLP) (PCAOB ID #271)
101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2023, formatted in Inline eXtensible Business Reporting Language (iXBRL):

(i) Consolidated Balance Sheets as of March 31, 2021, 2022 and 2023;

(ii) Consolidated Statements of Operations for the years ended March 31, 2021, 2022 and 2023;

(iii) Consolidated Statements of Comprehensive Loss for the years ended March 31, 2021, 2022 and 2023;

(iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended March 31, 2021, 2022 and 2023;

(v) Consolidated Statements of Cash Flows for the years ended March 31, 2021, 2022 and 2023; and

(vi) Notes to Consolidated Financial Statements

104	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101)

* Filed herewith

# Indicates management contract or compensatory plan.

% Portions of this exhibit (indicated by asterisks) have been omitted as the Company has determined that (a) the omitted information is not material and (b) the omitted information is of the type that the Company customarily and actually treats as private or confidential.

(a) Previously filed with the SEC on Form 20-F dated June 22, 2022, and incorporated by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MEDICENNA THERAPEUTICS CORP.

/s/ Elizabeth Williams
By: Elizabeth Williams
Title: Chief Financial Officer

Date: June 27, 2023

Consolidated financial statements of

Medicenna Therapeutics Corp.

(Expressed in Canadian Dollars)

For the years ended March 31, 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Medicenna Therapeutics Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Medicenna Therapeutics Corp. and its subsidiaries (together, the Company) as of March 31, 2023 and 2022, and the related consolidated statements of loss and comprehensive loss, of shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

PricewaterhouseCoopers LLP

PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5

T: +1 905 815 6300, F: +1 905 815 6499, ca_oakville_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

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

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Canada

June 26, 2023

We have served as the Company’s auditor since 2020.

Medicenna Therapeutics Corp.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian Dollars, except for share and per share amounts)

	March 31, 2023	March 31, 2022
Assets	$	$
Current assets
Cash and cash equivalents (Note 2e)	33,596	20,535
Prepaids and deposits	1,934	1,548
Other receivables (Note 7)	855	1,308
	36,385	23,391
Intangible assets (Note 14)	61	65
	36,446	23,456
Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 8)	3,800	2,621
	3,800	2,621
Warrant derivative (Note 12)	3,160	-
	6,960	2,621
Shareholders' Equity
Common shares (Note 9)	100,924	83,671
Contributed surplus (Notes 10 and 11)	9,486	7,926
Accumulated other comprehensive income	57	171
Deficit	(80,981)	(70,933)
	29,486	20,835
	36,446	23,456

Approved by the Board
/s/ Albert Beraldo	Director
/s/ Karen Dawes	Director

The accompanying notes are an integral part of these Consolidated financial statements.

Medicenna Therapeutics Corp.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian Dollars, except for share and per share amounts)

	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021
	$	$	$
Operating expenses
General and administration (Note 17)	6,999	7,757	6,525
Research and development (Note 17)	9,304	14,716	10,870

Total operating expenses	16,303	22,473	17,395

Finance income (Note 2d)	(914)	(69)	(314)
Transaction costs on derivative warrant liability	652	-	-
Change in fair value of warrant derivative (Note 12)	(4,347)	-	-
Foreign exchange (gain) loss	(1,646)	173	208
	(6,255)	104	(106)

Net loss for the year	(10,048)	(22,577)	(17,289)
Cumulative translation adjustment	(114)	(63)	(14)
Comprehensive loss for the year	(10,162)	(22,640)	(17,303)

Basic and diluted loss per share for the year	(0.16)	(0.42)	(0.35)

Weighted average number of common shares outstanding (Note 9)	64,736,493	54,286,671	49,661,776

The accompanying notes are an integral part of these Consolidated financial statements.

Medicenna Therapeutics Corp.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021
	$	$	$
Operating activities
Net loss for the year	(10,048)	(22,577)	(17,289)
Items not involving cash
Depreciation	4	38	40
Stock based compensation	1,371	1,415	1,006
Government grant expense recoveries (Note 7)	(748)	(700)	-
Warrant amendment (Note 12)	189	-	-
Unrealized foreign exchange	(1,072)	121	267
Accrued interest	(416)	(37)	(15)
Change in fair value of warrant derivative (Note 12)	(4,347)	-	-
Changes in non-cash working capital
Other receivables and deposits	1,231	(392)	(1,612)
Accounts payable and accrued liabilities	1,179	(1,452)	2,292
	(12,657)	(23,584)	(15,311)
Investing activities
Acquisition of marketable securities	-	(10,000)	(10,000)
Disposition of marketable securities	-	20,050	15,013
	-	10,050	5,013
Financing activities
Repayment of lease liabilities	-	(37)	(39)
Issuance of share capital and warrants on public offering, net of issuance costs (Note 9)	23,912	-	-
Issuance of share capital, net of issuance costs (Note 9)	848	3,509	11,411
Warrant and option exercises (Notes 10 and 11)	-	406	6,884
	24,760	3,878	18,256
Effect of foreign exchange on cash	958	(184)	(281)
Net increase (decrease) in cash	13,061	(9,840)	7,677
Cash, beginning of year	20,535	30,375	22,698
Cash, end of year	33,596	20,535	30,375
Other non-cash transactions
Broker warrants issued	$-	$-	$69

The accompanying notes are an integral part of these Consolidated financial statements.

Medicenna Therapeutics Corp.

Consolidated Statements of Changes in Shareholders' Equity

(Expressed in thousands Canadian Dollars, except for share and per share amounts)

	Common shares issued and outstanding		Contributed surplus	Accumulated other comprehensive income	Deficit	Total shareholders' equity
	Number	Amount
		$	$	$	$	$
Balance, March 31, 2020	46,799,828	56,578	10,390	248	(31,067)	36,149
Stock based compensation	-	-	1,006	-	-	1,006
Warrant and option exercises	3,655,976	11,667	(4,785)	-	-	6,882
Issued on April 2020 overallotment	1,693,548	4,783	69	-	-	4,852
Issued on ATM financing	1,398,357	6,559	-	-	-	6,559
Cumulative translation adjustment	-	-	-	(14)	-	(14)
Net loss for the year	-	-	-	-	(17,289)	(17,289)
Balance, March 31, 2021	53,547,709	79,587	6,680	234	(48,356)	38,145

Balance, March 31, 2021	53,547,709	79,587	6,680	234	(48,356)	38,145
Stock based compensation	-	-	1,415	-	-	1,415
Warrant and option exercises	351,170	575	(169)	-	-	406
Issued on April 2020 overallotment	1,748,600	3,509	-	-	-	3,509
Cumulative translation adjustment	-	-	-	(63)	-	(63)
Net loss for the year	-	-	-	-	(22,577)	(22,577)
Balance, March 31, 2022	55,647,479	83,671	7,926	171	(70,933)	20,835

Balance, March 31, 2022	55,647,479	83,671	7,926	171	(70,933)	20,835
Stock based compensation	-	-	1,371	-	-	1,371
Issued on ATM financing (Note 9)	656,656	848	-	-	-	848
Issued pursuant to public offering, net of warrant derivative (Note 9)	13,333,334	16,405	-	-	-	16,405
Warrant amendment (Note 12)	-	-	189	-	-	189
Cumulative translation adjustment	-	-	-	(114)	-	(114)
Net loss for the year	-	-	-	-	(10,048)	(10,048)
Balance, March 31, 2023	69,637,469	100,924	9,486	57	(80,981)	29,486

The accompanying notes are an integral part of these Consolidated financial statements.

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2023, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

1.	Nature of business and liquidity

The Company's principal business activity is the development and commercialization of IL-2, IL-4 and IL-13 Superkines and Empowered Superkines for the treatment of cancer, inflammation and immune-mediated diseases. Medicenna has four wholly owned subsidiaries, Medicenna Therapeutics Inc. (“MTI”) (British Columbia), Medicenna Biopharma Inc. (“MBI”) (Delaware), Medicenna Biopharma Inc. (“MBIBC”) (British Columbia) and Medicenna Australia PTY Ltd (“MAL”) (Australia). Medicenna is traded on both the Toronto Stock Exchange and the Nasdaq Capital Market (“Nasdaq”) under the symbol ‘’MDNA”.

As at March 31, 2023, the head and registered office is located at 2 Bloor St W, 7th Floor, Toronto, Ontario, Canada.

Since inception, the Company has devoted its resources to funding R&D programs, including securing intellectual property rights and licenses, conducting discovery research, manufacturing drug supplies, initiating preclinical and clinical studies, submitting regulatory dossiers and providing administrative support to R&D activities, which has resulted in an accumulated deficit of $81.0 million as of March 31, 2023. With current finance income only consisting of interest earned on excess cash, cash equivalents and marketable securities, losses are expected to continue while the Company’s R&D programs are advanced.

We currently do not earn any revenues from our product candidates and are therefore considered to be in the development stage. As required, the Company will continue to finance its operations through the sale of equity or pursue non-dilutive funding sources available to the Company in the future. The continuation of our research and development activities for bizaxofusp (formerly MDNA55), MDNA11 and the BiSKITs™ platform and the commercialization of bizaxofusp is dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and revenues from strategic partners. There is no guarantee of future financing and that our research and development activities associated with bizaxofusp, MDNA11 and the BiSKITs platform will be successful which may require a change in plans of the Company.  We have no current sources of revenues from strategic partners.

Management has forecasted that the Company’s current level of cash will be sufficient to execute its current planned expenditures through calendar Q3 2024.

2.	Basis of presentation and significant accounting policies

a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”) and the Interpretations of the International Financial Reporting and Interpretations Committee (“IFRIC”).

The Consolidated financial statements were approved by the Company’s Board of Directors and authorized for issue on June 26, 2023.

b)	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Subsidiaries MTI, MBI, MAL, and MBIBC (British Columbia, Inactive). Subsidiaries are fully consolidated from the date at which control is determined to have occurred and are deconsolidated from the date that the Company no longer controls the entity. The financial statements of the subsidiaries are prepared for the same reporting period as the Company using consistent accounting policies. Intercompany transactions, balances, and gains and losses on transactions between subsidiaries are eliminated.

c)	Functional and presentation currency

The functional currency of an entity and its subsidiary is the currency of the primary economic environment in which the entity operates. The functional currency of the parent company is the Canadian dollar and the functional currency of MBI is the US dollar, the functional currency of MTI and MBI BC is the Canadian dollar, the functional currency of MAL is the Australian dollar, and the presentation currency of the parent company is the Canadian dollar.

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2023, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

2.	Basis of presentation and significant accounting policies cont’d

d)	Foreign currency translation

Foreign currency translation of monetary assets and liabilities, denominated in currencies other than the Company’s functional currency, are converted at the rate of exchange in effect at the consolidated statements of financial position date. Revenue and expense items are translated at the rate of exchange in effect at the transaction date. Translation gains or losses are included in determining income or loss for the year.

e)	Cash and cash equivalents and marketable securities

Cash and cash equivalents

Cash equivalents include guaranteed investment certificates ( March 31, 2023 – $32.8 million, March 31, 2022 - $5.0 million) with a maturity of 90 days or less and are readily redeemable for cash. The Company has classified its cash and cash equivalents at fair value through profit or loss.

Marketable securities

Marketable securities consist of guaranteed investment certificates with a maturity of greater than 90 days and less than one year. The Company has classified its marketable securities at fair value through profit or loss.

f)	Research and development costs

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

g)	Government assistance

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

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2023, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

2.	Basis of presentation and significant accounting policies cont’d

h)	Intangible assets

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

i)	Income taxes

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

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

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

j)	Basic and diluted loss per common share

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

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2023, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

2.	Basis of presentation and significant accounting policies cont’d

k)	Equipment

The Company’s fixed assets comprise of computer equipment for use in general and administrative and research activities.

Depreciation is recognized using the straight-line method based on an expected life of the assets:

Computer equipment	2 years

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

l)	Warrant derivative

When a warrant exercise price is denominated in a currency which differs from the Company’s functional currency, the financial instruments are treated as liabilities and measured at fair value. The fair value of the warrants are calculated using the Black-Scholes model. The change in the liability has been recorded in the consolidated statement of loss and comprehensive loss.

m)	Stock-based compensation

The Company has a stock-based compensation plan (the "Plan") available to officers, directors, employees and consultants with grants under the Plan approved by the Company's Board of Directors. Under the Plan, the exercise price of each option equals the closing trading price of the Company's stock on the day prior to the grant or a higher price as determined by the Board of Directors. Vesting is provided for at the discretion of the Board of Directors and the expiration of options is to be not greater than 10 years from the date of grant. The Company uses the fair value-based method of accounting for employee awards granted under the Plan. The Company calculates the fair value of each stock option grant using the Black-Scholes option pricing model at the grant date. The stock-based compensation cost of the options is recognized as stock-based compensation expense over the relevant vesting period of the stock options using an estimate of the number of options that will eventually vest.

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

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2023, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

2.	Basis of presentation and significant accounting policies cont’d

n)	Share Capital

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

o)	Financial Instruments

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

The Company has implemented the following classifications:

●	Cash, cash equivalents and marketable securities are classified at fair value through profit or loss.

●	Other receivables, prepaid and deposits are classified as amortized cost. After their initial fair value measurement, they are measured at amortized cost using the effective interest method; and

●	Accounts payable and accrued liabilities are classified as other amortized cost. After their initial fair value measurement, they are measured at amortized cost using the effective interest method.

p)	Impairment of financial assets

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

q)	Employee benefits

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

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2023, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

2.	Basis of presentation and significant accounting policies cont’d

r)	Provisions

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

s)	Research and development tax credits

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

t)	COVID-19 Pandemic

The continued evolution of COVID-19 and its variants, as well as periodic spikes in infection rates and local outbreaks, in spite of safety measures or vaccinations, could cause disruptions to our operations or those of third parties with whom we engage. The COVID-19 pandemic has led to global supply chain challenges, which could adversely impact our ability to conduct business in the manner and timelines presently planned. As new variants of the virus appear, especially variants that are more easily spread, cause more serious outcomes, or are resistant to existing vaccines, new health orders and safety protocols could further impact our operations. The Company will continue to monitor developments of the pandemic and continuously assess its potential further impact on its operations to prevent any disruptions to the conduct of its business and clinical trials. In the event of a prolonged continuation of the pandemic, it is not clear what the potential impact may be on the Company's business, financial position and financial performance.

3.	New standards and interpretations not yet adopted

In January 2020, the IASB issued amendments to Presentation of financial statements (“IAS 1”) to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2023. The Company does not anticipate adoption of this standard to have a material impact on the consolidated financial statements.

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

For the Years Ended March 31, 2023, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

4.	Key sources of estimation uncertainty and judgement cont’d

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

Estimate of prepaid expenses and accruals for research and development expenses

The Company records an estimate of accrued expenses for research and development. The period-end process involves assessing the status of research and development activities by analyzing open purchase orders and having discussions with the Company’s personnel and service providers. This information is used to identify services that have been performed and estimate the level of service performed on the Company’s behalf and the associated cost incurred for the service when the Company has not yet been invoiced or otherwise notified of the actual cost.

For research and development activities, the majority of service providers invoice the Company in arrears for services performed, either on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments, such that payments to the service providers exceed the level of services provided. This impacts the amount of accrued expenses and prepaid balances related to research and developments costs as of period end.

The Company estimates its accrued expenses and prepaid expenses as of each statement of financial position date in its financial statements based on facts and circumstances known at that time. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust research and development expenses in subsequent periods.

Valuation of warrant derivative

Estimating the fair value of the warrant derivative at initial measurement, at each exercise date and at each reporting period requires determining the most appropriate valuation model. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life, share price volatility, and dividend yield, and making assumptions about them. Changes in the inputs and assumptions used affect the fair value estimate of the warrant derivative.

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

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2023, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

6.	Financial risk management cont’d

(a)	Fair value

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

●

Cash and cash equivalents and marketable securities are measured using Level 1 inputs and changes in fair value are recognized through profit or loss, with changes in fair value being recorded in net income at each year-end.

●	Other receivables, prepaids and deposits are measured at amortized cost less impairments.

●	Accounts payable and accrued liabilities are measured at amortized cost.

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

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles all of its financial obligations out of cash and cash equivalents. The ability to do so relies on the Company maintaining sufficient cash in excess of anticipated needs. As at March 31, 2023, the Company’s liabilities consist of accounts payable and accrued liabilities that have contracted maturities of less than one year.

(e)	Currency risk

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk from employee costs as well as the purchase of goods and services primarily in the United States and cash and cash equivalent balances held in foreign currencies. Fluctuations in the US dollar exchange rate could have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease in loss and comprehensive loss for the year ended March 31, 2023 of $2.3 million ( March 31, 2022 - $0.6 million).

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2023, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

6.	Financial risk management cont’d

(e)	Currency risk (cont’d)

Balances in US dollars are as follows:

	March 31, 2023	March 31, 2022
	$	$
Cash and cash equivalents	18,250	5,456
Accounts payable and accrued liabilities	(1,598)	(1,269)
	16,652	4,187

7.	Other receivables

	March 31, 2023	March 31, 2022
	$	$
Investment tax credits receivable	748	700
Sales tax receivable	107	608
	855	1,308

Refundable Tax

The Company is entitled to receive $0.7 million through our Australian R&D incentive program relating to the year ended March 31, 2023. The amount receivable is recorded as a reduction in research and development expenses in the year ended March 31, 2023.

8.	Accounts payable and accrued liabilities

	March 31, 2023	March 31, 2022
	$	$
Trade payables	1,617	1,672
Accrued liabilities	2,183	949
	3,800	2,621

9.	Share capital

Authorized

Unlimited common shares

Equity Issuances

August 2022 Public Offering

On August 11, 2022, pursuant to an underwritten public offering, 13,333,334 units were sold at a purchase price of US$1.50 per unit for gross proceeds of US$20.0 million ($25.6 million). Each unit included one common share with a fair value of US$1.06 and one common share purchase warrant with a fair value of US$0.44 (see Note 12). Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of US$1.85 until August 9, 2027. We incurred transaction costs of $2.2 million (US1.7 million) of which $1.6 million (US$1.2 million) were allocated to share issue costs and $0.6 million (US$0.5 million) were allocated to operating expenses, based on their relative fair values.

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2023, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

9.	Share capital cont’d

April 2020 Financing

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

At-The-Market Facilities

On December 30, 2020, the Company entered into a sales agreement with SVB Leerink acting as a sales agent, pursuant to which the Company may, from time to time sell, through at-the-market on the Nasdaq such number of common shares as would have an aggregate offering price of up to US$25.0 million (the “2020 ATM Offering”), which expired December 30, 2022.

During the year ended March 31, 2023, the Company issued 656,656 common shares ( March 31, 2022 – 1,748,600) for gross proceeds of US$0.8 million ( March 31, 2022 - US$3.1 million) at an average price of US$1.20 ( March 31, 2022 - US$1.77) on the 2020 ATM Offering. The Company received; net of commissions US$0.8 million ( March 31, 2022 - US$2.8 million). In total, we incurred share issuance costs (including commissions) of US$0.1 million ( March 31, 2022 - US$0.1 million).

On February 17, 2023, the Company entered into a sales agreement with Oppenheimer & Co. Inc. acting as a sales agent, pursuant to which the Company may, from time to time sell, through at-the-market on the Nasdaq such number of common shares as would have an aggregate offering price of up to US10.0 million (the 2023 ATM Offering). During the year ended March 31, 2023, the Company has issued no common shares on the 2023 ATM Offering.

Calculation of loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding. For the year ended March 31, 2022, 2021 and 2020, the calculation was as follows:

	2023	2022	2021
Common shares issued and outstanding, beginning of year	55,647,479	53,547,709	46,799,828
Shares issued in March/April 2020 financing	-	-	1,623,950
Shares issued on 2022 Public Offering	8,474,886	-	-
ATM issuances	614,128	515,693	182,226
Effect of warrants and options exercised	-	223,269	1,055,772
Weighted average common shares issued and outstanding, end of year	64,736,493	54,286,671	49,661,776
Common shares issued and outstanding, end of year	69,637,469	55,647,479	53,547,709

The effect of any potential exercise of the Company’s stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti- dilutive.

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2023, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

10.	Warrants

Warrant continuity:

	Number of Warrants	Weighted average exercise price
Balance outstanding at March 31, 2020	7,315,711	$1.86
Broker warrants issued in overallotment	118,548	3.10
Warrants exercised during the year	(3,415,266)	1.96
Warrants outstanding at March 31, 2021	4,018,993	$1.82
Warrants expired during the year	(788,161)	3.07
Warrants exercised during the year	(266,290)	1.53
Warrants outstanding at March 31, 2022	2,964,542	$1.51
Common share purchase warrants issued in the 2022 Public Offering	13,333,334	2.39
Warrants expired during the year	(112,490)	1.75
Warrants outstanding at March 31, 2023	16,185,386	$2.23

There were no warrants exercised during the year ended March 31, 2023.

At March 31, 2023, warrants were outstanding and exercisable, enabling holders to acquire common shares as follows:

Number of Warrants	Exercise Price	Expiry Date
	$
1,549,052	1.75	July 17, 2023
1,303,000	1.20	December 31, 2023
13,333,334	US 1.85	August 9, 2027
16,185,386

Warrants outstanding and exercisable, totaling 1,549,052 due to expire on October 17, 2022, and issued on October 17, 2019, as part of a public offering of an aggregate of 5,307,693 units of the Company, were extended to July 17, 2023. In total, we incurred non-cash financing fees of $0.2 million relating to these warrants during the year ended March 31, 2023.

11.	Stock options

Year ended March 31, 2023

During the year ended March 31, 2023, the Company granted 1,290,713 stock options at an average exercise price of $1.44 per share. 997,608 of the options were granted to the Company’s officers and employees and vest 1/3 after one year, 1/3 after two years and 1/3 after three years, and have a ten-year life; and 293,105 options were granted to directors of the Company at a price of $1.45 and vest 50% upon issuance and 50% after 1 year and have a five-year life.

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

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2023, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

11.	Stock options cont’d

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

Stock option transactions for the years ended March 31, 2023, 2022, and 2021 are set forth below:

	Number of options	Weighted average exercise price
Balance outstanding at March 31, 2020	4,130,000	$1.56
Granted	450,084	5.14
Exercised	(240,710)	1.29
Forfeited	(184,290)	1.67
Balance outstanding at March 31, 2021	4,155,084	$1.96
Granted	1,097,056	3.55
Exercised	(84,880)	1.47
Forfeited	(702,620)	4.23
Balance outstanding at March 31, 2022	4,464,640	$2.00
Granted	1,290,713	1.44
Expired	(100,000)	2.88
Forfeited	(45,000)	3.86
Balance outstanding at March 31, 2023	5,610,353	1.84

The following table summarizes information about stock options outstanding at March 31, 2023:

	Options Outstanding			Options Exercisable
Exercise Prices	Options	Weighted average remaining contractual life	Weighted average exercise price	Options	Weighted average exercise price
$		Years	$		$
1.00-1.99	3,230,713	6.48	1.27	2,101,553	1.19
2.00-2.99	1,579,000	4.10	2.03	1,579,000	2.03
3.00-5.19	800,640	4.43	3.76	468,589	3.96
	5,610,353	5.52	1.84	4,149,142	1.90

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the year:

	March 31, 2023	March 31, 2022	March 31, 2021

Exercise price	$1.36-1.45	$2.05-4.85	$5.11-5.19
Grant date share price	$1.36-1.45	$2.05-4.85	$5.11-5.19
Risk free interest rate	5.10%	1.0%	1.0%
Expected life of options (years)	5	5	5
Expected volatility	90%	90%	103%
Expected dividend yield	-	-	-
Forfeiture rate	0% - 15%	0% - 15%	0% - 15%
Weighted average fair value of options granted during the year	$1.04	$2.58	$4.01

Medicenna Therapeutics Corp.
Notes to the Consolidated financial statements
For the Years Ended March 31, 2023, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

12.	Warrant Derivative

On August 11, 2022, pursuant to an underwritten public offering, 13,333,334 units were sold at a purchase price of US$1.50 per unit for gross proceeds of US$20.0 million ($25.6 million). Each unit included one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of US$1.85 until August 9, 2027.

We incurred transaction costs of $2.2 million (US$1.7 million) of which $1.6 million (US$1.2 million) were allocated to share issue costs and $0.6 million (US$0.5 million) were allocated to operating expenses, based on their relative fair values.

Under IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation, warrants with an exercise price denominated in a currency that differs from an entity's functional currency are treated as a derivative measured at fair value with subsequent changes in fair value accounted for through the consolidated statement of loss. Our warrants with an exercise price of US$1.85 meet this requirement and we have presented the value of these warrants as a non-current liability on the consolidated statement of financial position. Upon exercise, the recorded liability will be included in our share capital along with the proceeds from the exercise. If these warrants expire, the related liability is reversed through the consolidated statement of loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant derivative or when warrants expire unexercised.

Estimating the fair value for our warrant derivative requires determining the most appropriate valuation model which is dependent on the terms and conditions of the issuance. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the warrant derivative, expected share price volatility and expected dividend yield and making assumptions about them.

A reconciliation of the change in fair value of the warrant derivative is as follows:

Fair value of Warrant Derivatives
$
Balance, August 11, 2022	7,507
Change in fair value of warrant derivative	(4,818)
Foreign exchange loss	471
Balance, March 31, 2023	3,160

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the warrants. The risk-free interest rate is based on U.S. Department of Treasury benchmark treasury yield rates in effect at the time of valuation and the expected life of the warrants represents the estimated length of time the warrants are expected to remain outstanding.

The following table summarizes the key assumptions used in the Black-Scholes valuation of the warrant derivative at March 31, 2023:

	March 31, 2023	August 11, 2022

Fair value of warrants	$0.24	$0.56
Underlying share price	$0.88	$1.33
Risk free interest rate	5.10%	3.15%
Expected hold period to exercise (years)	2.50	3.0
Expected share price volatility	85%	85%
Expected dividend yield	Nil	Nil

The following table summarizes our outstanding warrant derivative for the year ended ending March 31, 2023:

Medicenna Therapeutics Corp.
Notes to the Consolidated financial statements
For the Years Ended March 31, 2023, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

12.	Warrant Derivative cont’d

Exercise Price	Outstanding Beginning of the Period	Granted during the Period	Outstanding, End of the Period	Weighted Average Remaining Contractual Life (years)
US$1.85	-	13,333,334	13,333,334	4.36

13.	Government assistance

CPRIT assistance

In February 2015, the Company received notice that it had been awarded a grant by the Cancer Prevention Research Institute of Texas (“CPRIT”) whereby the Company was eligible to receive up to US$14.1 million on eligible expenditures over a three-year period related to the development of the Company’s phase 2b clinical program for bizaxofusp. As of March 31, 2022, the grant with CPRIT was complete.

Of the US$14.1 million grant approved by CPRIT, Medicenna had received US$14.1 million from CPRIT at March 31, 2022.

Under the terms of the grant, the Company is required to pay a royalty to CPRIT, comprised of 3-5% of revenues on net sales of bizaxofusp until aggregate royalty payments equal 400% of the grant funds received at which time the ongoing royalty will be 0.5% of revenues. At this time the royalty is not probable and therefore no liability has been recorded. In addition, the Company must maintain a presence in Texas for three years following completion of the grant.

14.	Commitments

Intellectual property

On August 21, 2015, the Company exercised its right to enter into two license agreements (the “Stanford License Agreements”) with the Board of Trustees of the Leland Stanford Junior University (“Stanford”). In connection with this licensing agreement, the Company issued 649,999 common shares with a value of $0.1 million to Stanford and affiliated inventors. The value of these shares has been recorded as an intangible asset that is being amortized over the life of the underlying patents. As at March 31, 2023, the Company’s intangible assets have a remaining capitalized net book value of $61 thousand ( March 31, 2022 - $65 thousand).

The Company has entered into various license agreements with respect to accessing patented technology. In order to maintain these agreements, the Company is obligated to pay certain costs based on timing or certain milestones within the agreements, the timing of which is uncertain. These costs include ongoing license fees, patent prosecution and maintenance costs, royalty and other milestone payments. As at March 31, 2023, the Company is obligated to pay the following:

•	Given the current development plans and expected timelines of the Company it is assumed that project milestones of US$0.3 million will be due in the next five years.
•	Project milestone payments, assuming continued success in the development programs, of uncertain timing totaling US$2.0 million and an additional US$2.0 million in sales milestones.

Contractual obligations	Less than 1 year	1-3 years	3-5 years	Total
	$	$	$	$
Patent licensing costs	474	1,069	-	1,543

Medicenna Therapeutics Corp.
Notes to the Consolidated financial statements
For the Years Ended March 31, 2023, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

15.	Related party disclosures

(a)	Key management personnel

Key management personnel, which consists of the Company’s officers (President and Chief Executive Officer, Chief Financial Officer, Chief Development Officer, former Chief Medical Officer and former Chief Scientific Officer) and directors, earned the following compensation for the following years:

	2023	2022	2021
	$	$	$
Salaries and wages	1,059	1,555	1,501
Board fees	322	285	230
Stock option expense	1,181	886	797
	2,562	2,726	2,528

(b)	Amounts payable to related parties

As at March 31, 2023, the Company had trade and other payables in the normal course of business, owing to directors and officers of $0.1 million, (2022 - $0.1 million) related to board fees and accrued vacation.

16.	Income taxes

a) Provision for Income Tax

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2023	2022	2021
	$	$	$
Loss before income taxes	(10,048)	(22,577)	(17,289)
Tax rate	27.0%	27.0%	27.0%
Expected tax recovery	(2,713)	(6,095)	(4,668)

Change in statutory rates and foreign exchange rates	(319)	29	(288)
Permanent differences	(853)	383	272
Share issuance costs	(67)	(67)	(153)
Change in unrecognized deductible temporary difference	3,952	5,750	4,837
Total income tax expense (recovery)	-	-	-

b) Deferred Income Tax

The significant components of the Company’s deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

	2023	2022	2021
	$	$	$
Non-capital losses carry-forward	20,768	16,968	10,971
Property and equipment	50	50	50
Share issuance costs	732	846	1,093
	21,550	17,864	12,114
Unrecognized deferred tax asset	(21,550)	(17,864)	(12,114)
Net deferred tax assets	-	-	-

Medicenna Therapeutics Corp.
Notes to the Consolidated financial statements
For the Years Ended March 31, 2023, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

16.	Income taxes cont’d

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included in the consolidated statements of financial position are as follows:

Type	Amount	Expiry
Non-capital losses carry-forward	$77,813,000	2037-2043
Property and equipment	186,000	N/A
Share issuance costs	2,713,000	2041-2044

17.	Components of Expenses

	2023	2022	2021
	$	$	$
General and Administration Expenses
Depreciation expense	5	37	40
Stock based compensation	866	949	614
Facilities and operations	582	384	304
Public company expenses	4,603	5,424	4,677
Salaries and benefits	943	963	890
	6,999	7,757	6,525

	2023	2022	2021
	$	$	$
Research and Development Expenses
Chemistry, manufacturing, and controls	906	6,841	2,356
Regulatory	196	502	801
Discovery and pre-clinical	1,274	3,441	2,896
Clinical	3,554	2,322	1,225
Salaries and benefits	2,266	2,759	1,413
Licensing, patent, legal fees and royalties	1,295	733	1,620
Stock based compensation	505	467	391
CPRIT grant claimed in eligible expenses (Note 13)	-	(1,753)	-
Australian R&D refund claimed in eligible expenses (Note 7)	(748)	(700)	-
Other research and development expenses	56	104	168
	9,304	14,716	10,870

Medicenna Therapeutics Corp.
Notes to the Consolidated financial statements
For the Years Ended March 31, 2023, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

18.	Subsequent events

On April 25, 2023, the Company received an extension notice (“Extension Notice”) from the Nasdaq Stock Market LLC granting the Company’s request for a 180-day extension to regain compliance with the minimum bid price requirement (“Minimum Bid Requirement”) of US$1.00 per share under the Nasdaq Listing Rule 5450(a)(1). The Company was first notified by Nasdaq of its failure to comply with the Minimum Bid Requirement on October 25, 2022, and was given until April 24, 2023 to regain compliance. The Company now has until October 23, 2023 to meet the requirement. The Extension Notice has no immediate effect on the listing or trading of the Company’s common stock on Nasdaq, and the Company’s operations are not affected by the receipt of the Extension Notice.

